Exhibit 99.1

PROVINCE OF MANITOBA

     This description of Province of Manitoba is dated as of October 20, 2010 and appears as Exhibit 99.1 to the Province of Manitoba’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2010.

This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to Manitoba’s Annual Report to the U.S. Securities and Exchange Commission on Form 18-K for the fiscal year ended March 31, 2010. Additional information with respect to Manitoba is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report exhibits and amendments can be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of those documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or from the Province of Manitoba, Department of Finance, Treasury Division, 350-363 Broadway, Winnipeg, Manitoba R3C 3N9, Canada.

The fiscal year of Manitoba ends March 31. “Fiscal 2010” and “2009-2010” refer to the fiscal year ended March 31, 2010 and, unless otherwise indicated, “2009” means the calendar year ended December 31, 2009. Other fiscal years and calendar years are referred to in a corresponding manner.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars (“$” or “C$”) and all references to “dollars” are to Canadian dollars. See “Canadian Foreign Exchange” for information regarding the rates of conversion of U.S. dollars into Canadian dollars.

At October 20, 2010, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.0245.

Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document.

PROVINCE OF MANITOBA

Economy

						Compound
						Annual
	Year Ended December 31,					Growth Rate
	2005	2006	2007	2008	2009	2005-2009
	(In millions of dollars unless otherwise indicated)

Nominal Gross Domestic Product	$41,512	$44,957	$48,727	$50,324	$50,200	4.9%
Change in Real Gross Domestic Product
Manitoba	2.8%	3.3%	3.8%	1.7%	−0.9%	—
Canada	3.0	2.8	2.2	0.5	−2.5	—
Manufacturing Shipments	$13,688	$14,862	$16,185	$16,376	$14,622	1.7
Farm Cash Receipts	3,801	3,677	4,339	4,789	4,763	5.8
Capital Investment	6,836	7,837	8,903	10,008	10,410	11.1
Personal Income	33,705	35,600	38,024	40,198	40,597	4.8
Population at July 1 (in thousands)	1,178	1,184	1,194	1,206	1,220	0.9
Average Unemployment Rate	4.8%	4.3%	4.4%	4.2%	5.2%	—
Change in Consumer Price Index (Manitoba)	2.7	2.0	2.0	2.3	0.6	—
Average Exchange Rate (C$ per U.S.$)	1.2116	1.1341	1.0748	1.0660	1.1420	—

Revenue and Expenses of the Government Reporting Entity (1)

	Year Ended March 31,
	2006	2007	2008	2009	2010
			($ millions)

Total Revenue	10,775	11,433	12,496	12,763	12,647
Total Expenses	(10,381)	(10,948)	(11,938)	(12,312)	(12,848)

Summary Net Income (Loss)	394	485	558	451	(201)

(1) See “Statement of Revenue and Expense of the Government Reporting Entity” on page 20.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,
	2006	2007	2008	2009	2010
		(In millions of dollars)

Consisting of
Net Direct Funded Borrowings	$15,621	$15,891	$18,003	$19,401	$20,820
Net Provincial Guaranteed Borrowings	491	676	352	402	255

	$16,112	$16,567	$18,355	$19,803	$21,075

Issued for
General Government Programs (1)	$7,047	$7,314	$8,966	$9,582	$10,852
Self-Sustaining Purposes	8,563	8,720	8,891	9,748	10,158
Loans Payable to the Government of Canada and Government Business Enterprises (2)	502	533	498	473	65

	$16,112	$16,567	$18,355	$19,803	$21,075

General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	17.0%	16.3%	18.4%	19.0%	21.6%

(1) Total borrowings issued for General Government Programs includes borrowings for Capital Assets, Teacher’s Retirement Allowance Fund and Civil Service Superannuation Fund.

(2) Canadian generally accepted accounting principles (“GAAP”) for senior Governments as recommended by the Canadian Institute of Chartered Accountants require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable.

Summary Net Debt

	As of March 31,
	2006	2007	2008		2009		2010
		(In millions of dollars)

Total Financial Assets (1)	$8,735	$10,032	$11,870	(2)	$8,942	(2)	$9,630	(2)

Liabilities:
Borrowings (3)	12,966	13,639	14,734	(4)	14,891	(4)	16,111
Accounts Payable, accrued charges, provisions and unearned revenue (5)	2,721	3,001	3,216		3,528		3,513
Pension Liability	4,000	4,192	4,470	(2)	1,991	(2)	1,800	(2)

Total Liabilities	19,687	20,832	22,420		20,410		21,424

Summary Net Debt	$10,952	$10,800	$10,550		$11,468		$11,794

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	26.4%	24.0%	21.7%		22.8%		23.5%

(1) Includes cash, accounts receivable, loans and investments, equity in government business enterprises and other financial assets.

(2) Prior to 2009, funds held in the pension asset fund were reflected in the Total Financial Assets. During Fiscal 2009, the Government changed the trust conditions of the funds held in its pension asset fund to clarify that these funds are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are now able to be recognized as pension assets under this plan and are presented as a reduction of the outstanding pension obligation.

(3) Excludes borrowings incurred for and repayable by The Manitoba Hydro-Electric Board. Also includes unamortized currency fluctuations. See “Tables of Supplementary Information — Table I”.

(4) The presentation of Province of Manitoba debt issues held as investments was corrected to exclude debt issued on behalf of Government Business Enterprises which the Province holds as investments in the Provincial sinking fund. As a result of this restatement, both portfolio investments and borrowings increased by $1,026 million in 2009 (2008 — $1,039 million). There is no impact on accumulated deficit or net debt as a result of this correction.

(5) The Manitoba Hydro-Electric Board Sinking Fund Investments are held as a trust liability.

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Major Mining Centres
Major Centres
Nunavut
Hudson Bay
Churchill
Limestone
Long Spruce
Kettle
Laurie River 1
Laurie River 2
Thompson
Kelsey
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
Ontario
Saskatchewan
Brandon
Portage la Prairie
WINNIPEG
Steinbach
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

PROVINCE OF MANITOBA

General Information

The Province of Manitoba is located in the center of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. The Province has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by the Province. Cultivated land comprises 30,000 square miles in the southern part of the Province. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

The estimated population of Manitoba on July 1, 2010 was 1,235,412 of whom approximately 750,000 lived in the Winnipeg Census Metropolitan Area. Winnipeg, the capital of the Province, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. The city is also a major rail, truck and air transportation hub by virtue of its geographical position in the center of the continent.

The second largest city in the Province is Brandon, with a population of approximately 45,000. Brandon, in western Manitoba, is a major supply center for the agriculture industry, as well as an agriculture-related manufacturing center.

Constitutional Framework

Canada consists of a federation of provinces and Federal territories. A constitutional division of powers between the Federal and provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the Constitution of Canada (the “Constitution”) was transferred to Canada.

Under the Constitution, the Provinces are assigned jurisdiction over health care, education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. Each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as aboriginal persons, the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, foreign affairs, postal services, interprovincial transportation and communications undertakings.

Various Constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Provincial Government

The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to municipalities and semi-autonomous bodies such as school boards and regional health authorities.

The executive power in the Province of Manitoba is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council.

The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

The Legislative Assembly has 57 members who are elected for a term of four years subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the latest general election of members of the Legislative Assembly, held on May 22, 2007, the New Democratic Party was elected to a majority of seats. The next election must take place no later than October 4, 2011.

The following table sets forth the results of the three most recent elections of the Province.

	1999	2003	2007

New Democratic Party	32	35	36
Progressive Conservative Party	24	20	19
Liberal Party	1	2	2

Total	57	57	57

ECONOMY

General

Manitoba has a diversified economy. Its major industries are manufacturing; finance, insurance and real estate; retail trade; transportation and storage; wholesale trade; construction; agriculture; information and culture; and utilities. The largest components of manufacturing are food processing; primary metals; transportation equipment; machinery; chemicals; fabricated metals; plastics and rubber; printing; wood products; and paper. Agricultural production is diversified between crops and livestock. In transportation, Manitoba is a major center for truck, rail and air transport, and there is a deep-sea port at Churchill on Hudson Bay. The Province exports a large portion of its production.

The following table sets forth growth rates in 2009 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rate for 2009.

	Manitoba	Canada

Housing Starts	−24.6%	−29.4%
Retail Sales	−0.4	−2.9
Manufacturing Sales	−10.7	−17.7
Gross Domestic Product	−0.2	−4.5
Real Gross Domestic Product	−0.9	−2.5
Capital Investment	4.0	−11.4
Foreign Merchandise Exports	−18.2	−26.5
Farm Cash Receipts	−0.5	−3.7
Value of Mineral Production	−22.7	N/A
Consumer Price Index	0.6	0.3
Employment	0.0	−1.6
Average Unemployment Rate	5.2	8.3

Reflecting general expectations of an economic recovery in 2010, the survey average of private sector forecasts of real GDP published in the 2010 Manitoba budget was 2.5%. According to the February 2010 Statistics Canada survey of investment intentions, capital investment was expected to decrease by 1.1% to $10.3 billion, with a public capital investment increase of 10.3% and a private capital investment decrease of 7.8%.

The following table sets forth the year-to-date growth rates for 2010 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the year-to-date unemployment rate.

	Manitoba	Canada

Housing Starts (June)	49.4	51.6
Retail Sales (July)	6.3	5.8
Manufacturing Sales (August)	−6.2	9.8
Foreign Merchandise Exports (July)	−11.1	−10.4
Farm Cash Receipts (March)	−4.4	−12.3
Consumer Price Index (August)	0.7	1.6
Employment (September)	1.8	1.5
Unemployment Rate (September)	5.4	8.1
Population (July)	1.3	1.2

The following table sets forth selected indicators of economic activity and the compound annual growth rates for Manitoba and Canada for the calendar years 2005 through 2009. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth compounded annually.

SELECTED ECONOMIC INDICATORS

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2005	2006	2007	2008	2009	2005-2009
	(In millions of dollars unless otherwise indicated)

Nominal Gross Domestic Product (1)
Manitoba	$41,512	$44,957	$48,727	$50,324	$50,200	4.9%
Canada	1,373,845	1,450,405	1,529,589	1,599.608	1,527,258	2.7
Real Gross Domestic Product
Manitoba (2)	$38,603	$39,880	$41,394	$42,079	$41,685	1.9
Change	2.8%	3.3%	3.8%	1.7%	−0.9%	—
Canada (2)	$1,247,807	$1,283,033	$1,311,260	$1,318,055	$1,285,604	0.7
Change	3.0%	2.8%	2.2%	0.5%	−2.5%	—
Personal Income	$33,705	$35,600	$38,024	$40,198	$40,597	4.8
Personal Income Per Capita (in Dollars)	28,612	30,068	31,846	33,332	33,276	3.8
Retail Sales	12,372	12,874	14,016	14,980	14,915	4.8
Capital Investment	6,836	7,837	8,903	10,008	10,410	11.1
Housing Starts (Units)	4,731	5,028	5,738	5,537	4,174	−3.1
Change in Consumer Price Index
Manitoba	2.7%	2.0%	2.0%	2.3%	0.6%	—
Canada	2.2%	2.0%	2.2%	2.3%	0.3%	—
Population (July 1) (in thousands)
Manitoba	1,178	1,184	1,194	1,206	1,220	0.9
Canada	32,245	32,576	32,930	33,316	33,720	1.1
Employment (in thousands)	580.3	587.0	596.5	606.7	606.9	1.1
Average Unemployment Rate	4.8%	4.3%	4.4%	4.2%	5.2%	—
Average exchange rate (C$ per U.S.$)	$1.2116	$1.1341	$1.0748	$1.0660	$1.1420	—

(1) At market prices.
(2) Expressed in 2002 chained dollars.
Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Department of Finance.

Economic Structure

The Province has a diversified economy. In 2009, goods producing industries accounted for 26.7% of real gross domestic product at basic prices. Manufacturing accounted for 10.8% of real gross domestic product at basic prices, construction for 5.3% and agriculture for 4.9%. The commercial service sector accounted for 52.8% of real gross domestic product at basic prices, and the non-commercial service sector for 20.5%.

The following table sets forth the Real Gross Domestic Product by industry at basic prices and the compound annual growth rates for the calendar years 2005 through 2009.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2005	2006	2007	2008	2009	2005-2009
	(In millions of 2002 chained dollars)

Goods Producing Industries
Manufacturing	$4,451	$4,350	$4,615	$4,505	$4,098	−2.0%
Construction	1,421	1,587	1,642	1,848	2,017	9.2
Agriculture	1,362	1,704	1,698	1,928	1,854	8.0
Utilities	1,580	1,538	1,557	1,528	1,475	−1.7
Minerals	587	672	669	657	670	3.4
Forestry, Fishing and Trapping	105	90	87	72	55	−14.9

Total Goods Producing Industries	9,506	9,941	10,268	10,538	10,169	1.7

Service Producing Industries
Commercial Services
Finance, Insurance and Real Estate	3,545	3,657	3,766	3,790	3,731	1.3
Owner-Occupied Dwellings (2)	3,049	3,143	3,259	3,312	3,366	2.5
Retail Trade	2,301	2,403	2,677	2,815	2,830	5.3
Transportation and Storage	2,529	2,608	2,712	2,674	2,621	0.9
Wholesale Trade	2,095	2,301	2,364	2,436	2,364	3.1
Information and Culture	1,503	1,528	1,562	1,573	1,562	1.0
Professional and Scientific	926	994	1,024	1,042	1,030	2.7
Accommodation, Food and Beverage	789	765	776	786	802	0.4
Business Services	637	655	678	676	687	1.9
Other Services	1,030	1,037	1,098	1,110	1,126	2.3

Total Commercial Services Industries	18,404	19,091	19,916	20,214	20,119	2.3

Non-commercial Services
Health and Welfare	2,915	2,907	3,002	3,028	3,065	1.3
Education	1,913	1,923	2,001	2,030	2,075	2.1
Federal Administration	1,209	1,251	1,265	1,272	1,285	1.5
Provincial Administration	840	841	870	876	881	1.2
Municipal Administration	496	497	510	502	505	0.5

Total Non-commercial Services Industries	7,373	7,419	7,648	7,708	7,811	1.5

Total Service Producing Industries	25,777	26,510	27,564	27,922	27,930	2.0

Real Gross Domestic Product at Basic Prices (3)	$35,282	$36,450	$37,833	$38,459	$38,099	1.9

(1) Real gross domestic product measures value added and therefore differs from the value of production or the value of shipments by industry. Real gross domestic product at basic prices is the sum of all factor incomes from production in the Province. Real gross domestic product at basic prices plus indirect taxes, minus subsidies, equals real gross domestic product at market prices. Amounts in the table are expressed in 2002 dollars.

(2) Imputed rent value of Owner-Occupied Dwellings.

(3) Total real gross domestic product at basic prices does not equal the sum of real gross domestic product by industry due to the chaining of dollars.

Source: Manitoba Bureau of Statistics.

Manufacturing.  Manufacturing is the largest sector of the Manitoba economy and is well diversified, producing a wide range of consumer and industrial goods. In 2009, manufacturing accounted for 10.8% of Manitoba’s real GDP and 10.1% of employment

The largest industry, food, accounts for 25.3% of total sales, and produces a broad range of products. The next largest industries are: primary metals, primarily smelted nickel, copper and zinc (12.6% of sales); transportation equipment, primarily buses and aerospace equipment (12.6% of sales); machinery, mainly agricultural implements (10.4% of sales) and chemicals, primarily pharmaceuticals and agricultural products (7.1% of sales). The remaining industries range in size from 5.8% to 2.6% of sales.

In 2009, manufacturing sales decreased 10.7% due to declines in all sectors except the machinery industry. The downturn has been relatively broad based and is primarily due to the drop in global demand for goods.

The following table sets forth the gross value of manufacturing sales and the compound annual growth rates of the principal Manitoba manufacturing industries for the calendar years 2005 through 2009.

GROSS VALUE OF MANUFACTURING SALES

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2005	2006	2007	2008	2009	2005-2009
	(In millions of dollars)

Non-durables
Food	$3,365.9	$3,534.5	$3,635.0	$3,725.4	$3,696.3	2.4%
Chemicals	830.0	765.3	819.3	1,127.5	1,032.4	5.6
Plastics and Rubber	590.8	657.2	671.8	655.9	615.2	1.0
Printing	474.2	500.7	540.2	589.0	461.8	−0.7
Paper Products	518.8	496.7	447.0	447.6	377.5	−7.6
Other Non-durables	619.5	556.4	494.8	430.5	402.1	−10.2
Durables
Primary Metals	1,565.9	2,438.3	3,051.3	2,631.6	1,849.0	4.2
Transportation Equipment	1,757.7	1,918.6	2,224.3	2,049.7	1,847.6	1.3
Machinery	973.4	1,043.9	1,153.8	1,517.1	1,526.4	11.9
Fabricated Metals	757.0	793.0	796.9	902.4	845.6	2.8
Wood Products	752.1	662.0	622.7	574.4	438.5	−12.6
Other Durables	1,482.5	1,495.4	1,728.4	1,724.6	1,529.9	0.8

Total	$13,687.8	$14,862.0	$16,185.4	$16,375.7	$14,622.2	1.7

Source: Statistics Canada.

In the first eight months of 2010, the value of manufacturing sales decreased 6.2% compared to the first eight months of 2009. The principal decreases are a 21.7% decrease in chemicals, a 15.5% decrease in paper products, a 14.1% decrease in machinery, and a 15.3% decrease in printing. The only increases were in other non-durables, up 18.3%, non-metallic minerals, up 15.4%, and primary metals, up 10.5%

Agriculture.  Farm cash receipts are divided between crops and livestock and are well diversified within these major sectors of production.

In 2009, farm cash receipts decreased 0.5%. Crop receipts increased 1.1% as increases in oilseeds and vegetables receipts were mostly offset by declines in wheat, specialty and forage, and other grains. Livestock receipts decreased 4.8% as a result of a decrease of 18.1% in cattle receipts. Direct payments increased 7.2%.

The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2005 through 2009.

FARM CASH RECEIPTS

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2005	2006	2007	2008	2009	2005-2009
	(In millions of dollars)

Crops
Oilseeds	$391.9	$424.7	$848.6	$1,140.1	$1,178.0	31.7%
Wheat	394.4	363.2	644.2	848.5	807.3	19.6
Vegetables	185.8	173.6	218.3	236.5	285.3	11.3
Other Grains	113.0	142.0	273.1	305.5	205.7	16.2
Specialty and Forage	89.0	126.9	222.6	240.2	205.2	23.2
Other (1)	119.5	40.6	−7.7	−12.7	105.9	−3.0

Total Crops	1,293.5	1,271.0	2,199.0	2,758.1	2,787.4	21.2

Livestock
Hogs	952.9	827.4	802.9	701.1	713.1	−7.0
Cattle and Calves	453.6	552.0	503.0	520.0	426.0	−1.6
Dairy	184.0	188.8	203.1	226.0	228.5	5.4
Poultry and Eggs	147.8	149.3	158.1	172.4	171.0	3.7
Other Livestock	70.8	62.3	60.2	61.2	61.8	−3.3

Total Livestock	1,809.1	1,779.7	1,727.3	1,680.7	1,600.4	−3.0

Direct Payments	698.7	626.1	412.6	350.4	375.6	−14.4

Total	$3,801.3	$3,676.8	$4,338.9	$4,789.2	$4,763.4	5.8

Net Cash Income (2)	$788.1	$459.0	$802.9	$826.4	$1,080.0	8.2

(1) Includes other crops, and, as a negative amount, deferred payments on all crops.

(2) Represents farm cash receipts less operating expenses.

Source: Statistics Canada.

The sector benefits from a number of support programs designed to stabilize farm incomes and offset specific adverse conditions affecting products. Payments under these programs are reflected as direct payments in the table above.

On May 20, 2003, the Canadian Food Inspection Agency announced that tests had confirmed that a case of Bovine Spongiform Encephalopathy had been found in a single beef cow in the Province of Alberta. Following this event, the U.S. and several other countries closed their borders to Canadian cattle. Borders were gradually reopened to beef products, culminating in full restoration of access in November 2007.

In September 2008, the United States introduced Country of Origin Labeling (“COOL”) which has dramatically altered the Canada-U.S. livestock trade. The U.S. COOL law requires labels for fresh beef, pork and lamb, exempting processed meat. Since the initial implementation of COOL, U.S. processors have been unwilling or unable to modify their production to permit compliance with the new requirements, as applied to Canadian sourced livestock.

To assist producers, the Federal Government introduced the Hog Farm Transition Program, a national initiative designed to help eligible producers by providing payments to those who agree to discontinue all hog production in their enterprise for a minimum of three years. The Federal Government has made payments of $15.7 million to Manitoba producers.

In the first three months of 2010, farm cash receipts decreased 4.4% from 2009. Crop cash receipts decreased 6.9%, due to lower production volumes in 2009 and lower prices for most major crops. Livestock cash receipts decreased 8.8% as a result of a 4.3% decrease in receipts for hogs and a 23.0% decrease in receipts for cattle and calves. Direct payments increased 55.5%.

In 2010, crop production volumes are expected to decrease from 2009 levels, due to higher than normal precipitation which resulted in reduced planted acreage and lower crop yields for almost all crops. Statistics Canada estimates that, as of September 30, 2010, Manitoba crop production volumes have declined 27.4% relative to the same period. Among major crops, wheat production is down 26.5%, canola production is down 32.2% and barley production is down 47.3% relative to crop production volumes in 2009. Livestock production in Manitoba is expected to continue to decrease, with weaker exports so far this year, declining inventories for cattle and fewer pigs and calves being bred.

Minerals.  The principal metals produced in Manitoba are nickel, copper, zinc, and gold. Other metals include silver, platinum, cobalt, selenium, tellurium and tantalum. Industrial minerals produced consist principally of sand and gravel, stone, peat moss and lime.

The two companies with the largest mining operations in Manitoba, accounting for approximately 54% of all mineral production, are Vale Canada Limited, which produces mainly nickel, copper and cobalt, and HudBay Minerals Inc., which produces mainly copper, zinc and gold.

In 2009, the gross value of mineral production in Manitoba decreased 22.7% to $1,952.5 million. The gross value of metal production decreased 23.2% in 2009 predominantly as a result of lower prices for nickel, copper and zinc. Nickel accounted for 27% of the gross value of mineral production in 2009. The value of gold production increased 22.6% as a result of higher prices and production volumes. The value of petroleum production decreased 24.6%, reflecting lower prices offsetting increased production volume, while the value of industrial mineral production decreased 7.4%.

The following table sets forth the gross value of mineral production and the compound annual growth rates for the calendar years 2005 through 2009.

GROSS VALUE OF MINERAL PRODUCTION

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2005	2006	2007	2008	2009	2005-2009
	(In millions of dollars)

Metals
Nickel	$670.7	$1,011.9	$1,346.5	$715.5	$531.2	−5.7%
Copper	158.0	417.2	424.7	381.9	282.6	15.6
Zinc	175.1	382.0	367.9	196.4	141.8	−5.1
Gold	50.4	76.8	89.6	113.7	139.4	29.0
Other Metals	77.0	83.8	101.8	124.3	81.7	1.5

Total Metals	1,131.2	1,971.7	2,330.6	1,531.8	1,176.8	1.0
Petroleum	327.1	527.3	603.0	838.0	632.0	17.9
Industrial Minerals	118.1	117.3	149.0	155.2	143.7	5.0

Total	$1,576.3	$2,616.3	$3,082.6	$2,525.0	1,952.5	5.5

Sources: Statistics Canada and Manitoba Department of Science, Technology, Energy and Mines.

The value of mineral production is expected to increase in 2010. Higher prices for metals are expected to offset lower production volumes.

Crowflight Mineral Inc.’s Bucko Lake nickel mine reached commercial production in April 2010 and San Gold Corporation opened the Hinge gold mine on their Rice Lake property in August 2009. Alexis Minerals Corporation has announced that it anticipates reopening the New Britannia gold mine at Snow Lake, estimated by the company to produce 423,000 ounces of gold per year over six years. The mine is scheduled to start production in early 2011 and to reach full production by the end of 2011.

HudBay Minerals Inc. has announced that ongoing development at Flin Flon will extend base metal operations there until 2016. HudBay Minerals Inc. closed its Flin Flon copper smelter in June 2010 (smelting operations are reflected in Manufacturing — Primary Metals, rather than under Mineral Production). HudBay Minerals Inc. has also announced that it expects to commence production at its Lalor Lake copper, zinc and gold mine in 2012, reaching full production by 2014.

Services.  The service sector comprises a wide range of activities including trade, transportation, finance, tourism and personal services. From 2005 through 2009, commercial service industries accounted for 48.8% of average total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 27.4%.

Winnipeg is an air, rail and trucking hub, connected to Canadian and international markets. Both of Canada’s national railways pass through Winnipeg where they have large operations. Several of Canada’s largest trucking firms are headquartered in Manitoba. Because the Winnipeg international airport is one of the few that does not have nighttime landing restrictions, and is centrally located in North America, it is a major hub for courier services. The Winnipeg Airports Authority has commenced a major redevelopment plan including a new air terminal building complex, parking structure and related support infrastructure. The new passenger terminal is scheduled to open in 2011.

Commodity trading and financial services are important components of Winnipeg’s economy. In particular, the city is the center of Canada’s grain trade. The Canadian Wheat Board is located in Winnipeg. ICE Futures Canada is the only commodity exchange, and the second largest futures exchange, in Canada. Six grain companies have their head office or Canadian head office in Winnipeg. Winnipeg is also the headquarters of Canada’s largest mutual fund company, Investors Group, and one of Canada’s largest life insurance companies, Great-West Life.

Manitoba’s central location, low-cost office space and multilingual labor force have contributed to the expansion of call centers (telemarketing and customer service centers) in the Province. Data processing and engineering are important extra-provincial export-oriented industries.

Winnipeg serves as a regional shopping center for all of southern Manitoba. In 2009, retail sales in Manitoba decreased 0.4% to $14.9 billion. In the first seven months of 2010, retail sales increased 6.3% compared to the same period of 2009.

The Province has a well-developed tourism industry. As a result of Manitoba’s central location, the Province attracts national and international convention activity. Winnipeg serves as a regional entertainment center for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba offers excellent opportunities for outdoor recreational activities and has many public and private tourism facilities.

Total Exports and Imports

In 2009, total exports of Manitoba goods and services to foreign markets and other provinces decreased 7.6% to $28.1 billion. Total imports decreased 3.7% to $31.6 billion. The trade deficit was $3.5 billion. Total exports were equal to 55.9% of GDP while total imports were equal to 62.9%.

The following table sets forth categories of Selected Trade indicators for the calendar years 2005 through 2009.

SELECTED TRADE INDICATORS

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(In millions of dollars unless otherwise indicated)

Exports of Goods and Services
International	$12,538	$13,826	$16,005	$15,325	$13,717
Interprovincial	12,248	13,212	14,037	15,085	14,367

Total Exports of Goods and Services	24,786	27,037	30,042	30,410	28,084
Ratio of total exports to Nominal Gross Domestic Product	59.7%	60.1%	61.7%	60.4%	55.9%
Imports of Goods and Services
International	11,682	12,149	12,700	14,239	13,678
Interprovincial	14,823	16,016	17,654	18,520	17,894

Total Imports of Goods and Services	26,505	28,165	30,354	32,758	31,572
Ratio of total imports to Nominal Gross Domestic Product	63.8%	62.6%	62.3%	65.1%	62.9%

Trade Balance	$(1,719)	$(1,128)	$(312)	$(2,348)	$(3,488)

Source: Statistics Canada and the Manitoba Bureau of Statistics.

Goods exports accounted for 92.5% of all international exports in 2009 (93.1% in 2008), while services exports accounted for 7.5% in 2009 (6.9% in 2008).

Goods exports accounted for 47.8% of all interprovincial exports in 2009 (49.7% in 2008), while services accounted for 52.2% in 2009 (50.3% in 2008).

Goods imports accounted for 86.2% of all international imports in 2009 (86.9% in 2008), while services accounted for 13.8% in 2009 (13.1% in 2008).

Goods imports accounted for 54.5% of all interprovincial imports in 2009 (56.3% in 2008), while services imports accounted for 45.5% in 2008 (43.7% in 2008).

Foreign Merchandise Exports

In 2009, foreign merchandise exports amounted to $10.6 billion, a decrease of 18.2% from 2008, and were equal to 21.1% of GDP at market prices. The decrease reflected the general impact of the global recession and was spread across a number of sectors. In 2009, of the total foreign merchandise exports, 67.5% were to the United States, 17.3% to Asia, 3.6% to Europe and 2.5% to Mexico.

Over the five years 2005 to 2009, exports to the United States increased by 2.7% (representing a compound annual growth rate of 0.7%) and exports to all other countries increased by 48.2% (representing a compound annual growth rate of 10.3%).

The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2005 through 2009.

FOREIGN EXPORTS BY COMMODITY (1)

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2005	2006	2007	2008	2009	2005-2009
	(In millions of dollars)

Manufacturing
Food	$1,090.9	$1,068.1	$1,237.8	$1,506.7	$1,385.3	6.2%
Primary Metals (2)	1,040.8	1,763.1	2,716.8	1,938.6	1,088.5	1.1
Transportation Equipment	1,013.2	1,059.8	1,116.3	962.7	992.3	−0.5
Machinery	763.3	733.9	786.0	1,020.6	947.2	5.5
Chemicals	461.8	957.0	706.0	619.1	673.1	9.9
Plastics	314.6	303.3	286.1	290.2	285.3	−2.4
Paper and Allied	262.3	262.8	239.7	271.7	209.4	−5.5
Electrical Equipment	147.1	142.8	160.4	179.2	153.7	1.1
Fabricated Metal	174.4	178.9	178.7	186.3	128.9	−7.3
Petroleum and Coal	97.2	90.0	115.9	110.8	114.6	4.2
Wood Products	449.8	332.6	277.2	189.9	109.6	−29.7
Furniture and Fixtures	275.6	234.1	195.4	137.9	99.7	−22.4
Computers and Electronics	103.1	101.3	97.0	128.2	98.1	−1.2
Printing and Publishing	138.0	138.8	118.0	102.6	93.6	−9.2
Other	150.0	144.5	182.8	185.7	120.7	−5.3

Total Manufacturing	6,482.1	7,510.9	8,414.3	7,830.2	6,500.1	0.1

Agriculture
Oilseeds	418.5	329.0	680.5	1,112.8	996.9	24.2
Wheat	407.9	397.9	696.1	1,118.8	980.3	24.5
Other Grains	143.3	114.0	244.0	332.8	215.3	10.7
Cattle	119.1	183.2	280.0	306.4	187.9	12.1
Hogs	418.2	374.5	405.9	279.7	193.0	−17.6
Vegetables	146.9	115.3	141.8	160.2	143.0	−0.7
Other Agriculture	59.1	71.1	80.5	83.0	65.0	2.4

Total Agriculture	1,713.1	1,585.1	2,528.9	3,393.8	2,781.3	12.9

Minerals	125.1	128.7	357.9	761.9	486.3	40.4
Electricity	539.8	507.8	480.0	476.5	320.5	−12.2
Other Primary	4.2	3.9	4.4	3.9	3.7	−3.1
Other	436.2	458.8	410.6	507.1	517.2	4.4

Total	$9,300.5	$10,195.2	$12,196.0	$12,973.3	$10,609.1	3.3

(1) Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of provincial foreign exports.

(2) Exports of primary metals include smelted and/or refined nickel, copper and zinc. Substantial increases in the price of these products over 2006 and 2007 largely account for the increase in the export value of primary metals.

Source: Statistics Canada.

Total foreign exports for the first eight months of 2010 were down 10.9% compared to the first eight months of 2009. On a year-to-date basis, exports to the United States have decreased by 11.5% while exports to other countries have decreased by 9.6%.

Capital Investment

In 2009, capital investment increased 4.0%. The largest percentage increases in capital investment occurred in utilities; other capital (primarily accommodation, food services, arts, entertainment and recreation); public administration; education services; transportation and storage; housing; and construction. The decreases in capital investment occurred in retail trade; manufacturing; minerals; finance and insurance; information and culture; real estate; wholesale trade; agriculture; professional and scientific services; and heath care and social services. The Statistics Canada survey of investment intentions published in February 2010 indicated that capital investment in 2010 was expected to decrease by 1.1%. Private capital investment was expected to decrease 7.8% and public investment to increase 10.3%. The largest increases were expected to occur in health care and social services; education services; public administration and manufacturing. The largest decreases were expected to occur in transportation and storage; wholesale trade; professional and scientific services; utilities; and finance and insurance.

The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2005 through 2009.

CAPITAL INVESTMENT

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2005	2006	2007	2008	2009	2005-2009
	(In millions of dollars)

Housing	$1,635.3	$1,795.5	$2,099.3	$2,309.8	$2,329.9	9.3%
Public Administration	666.8	912.7	1,322.8	1,509.1	1,748.9	27.3
Utilities	687.0	708.6	820.5	887.1	1,634.3	24.2
Transportation and Storage	346.8	550.3	659.0	1,141.0	1,183.2	35.9
Minerals	323.3	486.8	554.7	673.8	461.1	9.3
Agriculture	341.0	364.9	423.6	438.7	418.8	5.3
Finance and Insurance	509.0	546.3	599.4	516.5	393.4	−6.2
Manufacturing	381.6	491.8	570.8	540.1	353.6	−1.9
Real Estate	296.3	315.7	315.2	314.9	278.5	−1.5
Education	183.6	196.0	236.1	209.7	227.9	5.5
Retail Trade	215.9	259.8	297.9	360.2	222.4	0.7
Information and Culture	334.3	326.3	230.3	262.5	219.0	−10.0
Wholesale Trade	152.8	180.2	172.2	216.6	206.0	7.8
Construction	173.3	214.8	138.4	171.6	173.0	−0.0
Health Care and Social Services	259.9	241.4	183.3	169.7	164.5	−10.8
Professional and Scientific	118.9	65.6	82.8	72.9	70.6	−12.2
Other	210.3	180.6	196.2	213.8	324.4	11.4

Total	$6,836.1	$7,837.3	$8,902.5	$10,008.0	$10,409.5	11.1

Private	$5,091.4	$5,810.5	$6,267.4	$7,166.2	$6,542.3	6.5
Public	1,744.8	2,026.7	2,635.1	2,841.8	3,867.2	22.0

Source: Statistics Canada.

Labor Force

In 2009, employment increased marginally with growth occurring in utilities; transportation and storage; business and administrative services; forestry, fishing and mining; information, culture and recreation; education; other services; public administration; and health services. Construction employment was unchanged. Declines were recorded in manufacturing; agriculture; professional, scientific and technical services; accommodation and food services; wholesale and retail trade; and finance. In 2009, the average unemployment rate in Manitoba was 5.2%, the second lowest of any province in Canada and significantly lower than Canada’s rate of 8.3%.

The following table sets forth selected labor force statistics for Manitoba and Canada for the calendar years 2005 through 2009.

LABOR FORCE

	Annual Averages
	2005	2006	2007	2008	2009
	(In thousands unless otherwise indicated)

Labor Force	609.4	613.5	623.9	633.0	640.2
Employment	580.3	587.0	596.5	606.7	606.9
Participation Rate (%)	68.6	68.8	69.4	69.6	69.4
Participation Rate (Canada) (%)	67.2	67.2	67.6	67.8	67.3
Unemployment Rate (%)	4.8	4.3	4.4	4.2	5.2
Unemployment Rate (Canada) (%)	6.8	6.3	6.0	6.1	8.3

Source: Statistics Canada.

In the first nine months of 2010, seasonally adjusted employment in Manitoba increased 1.8% compared to the same period for 2009, reaching 618,000. Employment increases were recorded in accommodation and food services; professional and scientific services; education, business and administrative services; utilities; health services; forestry, fishing and mining; wholesale and retail trade; and construction. Declines were recorded in transportation and storage; other services; information, culture and recreation; agriculture; public administration; and manufacturing.

In the first nine months of 2010, the seasonally adjusted unemployment rate in Manitoba averaged 5.4%, up from 5.1% in the same period in 2009. In the first nine months of 2010, the seasonally adjusted unemployment rate in Canada averaged 8.1%. Manitoba’s seasonally adjusted labor force participation rate over the first nine months of 2010 averaged 69.9%, up from 69.5% in the same period of 2009.

Energy

Refined petroleum and natural gas provided 39.4% and 29.8%, respectively, of the Province’s total energy needs in 2008, while 28.4% was provided by hydro-electric energy generated in the Province. For more information on hydro-electric energy generated in the Province, see “The Manitoba Hydro-Electric Board.”

GOVERNMENT FINANCES

Under the Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

Under the statutes of the Province, public money is deposited to the credit of the Minister of Finance and forms part of the Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, the Lieutenant Governor in Council may, when the Legislative Assembly is not in session, authorize expenses that are urgently and immediately required for the public good through the issuance of special warrants.

The Summary Financial Statements of the Government of the Province of Manitoba (See “Tables of Supplementary Information — Tables I and II”) reflect the financial results of the Government Reporting Entity, which consists of the Consolidated Fund plus Crown Organizations and Government Business Enterprises (i.e., entities whose principal activity is carrying on a business, such as The Manitoba Hydro-Electric Board (“Manitoba Hydro”), Manitoba Public Insurance Corporation, Manitoba Liquor Control Commission and Manitoba Lotteries Corporation). These financial statements consolidate the financial statements of all of the organizations comprising the Government Reporting Entity, except for Government Business Enterprises, which are accounted for by the modified equity method of accounting. The purpose of the Summary Financial Statements is to report fully the nature and extent of the financial affairs and resources for which the Government is ultimately responsible.

In order to be considered a part of the Government’s Reporting Entity for the “Summary Financial Statements”, an organization must be controlled by the Government. Control, as defined by the Canadian Institute of Chartered Accountants (“CICA”) Public Sector Accounting Standards Board, is the power to govern the financial and operating policies of another organization together with the expected benefits or the risk of loss from the other organization’s activities.

Crown organizations are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the Government Reporting Entity. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax. Where the fiscal year-end dates of Crown organizations are not the same as that of the Government Reporting Entity and their transactions significantly affect the financial statements, their financial results are updated to March 31.

Government Business Enterprises, whose principal activity is carrying on a business, maintain their accounts in accordance with accounting principles which are generally accepted for the relevant type of business enterprise. They derive the majority of their revenue from sources outside the Government Reporting Entity. They are reported in the Summary Financial Statements using the modified equity method of accounting without adjusting their accounting policies to a basis consistent with that of the Government Reporting Entity. Under the modified equity method, the Province includes the Government Business Enterprises’ net assets and net income by adjusting the investment shown in the Province’s Summary Statement of Financial Position and by presenting the net income as a separate item on the Province’s Summary Statement of Revenue and Expense. The financial results of business enterprises are not updated to March 31 where their fiscal year-end is not the same as that of the Government Reporting Entity except when transactions which would significantly affect the Summary Financial Statement occur during the intervening period. Inter-entity accounts and transactions are not eliminated, nor are normal inter-entity operating transactions disclosed separately.

As of fiscal year 2008, all public school divisions were also included in the Summary Financial Statements. Fiscal year 2007 results have been restated to reflect this.

The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Core Government (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Account and the Debt Retirement Account. These Accounts were formerly known as the Fiscal Stabilization Fund and the Debt Retirement Fund, respectively. The Fiscal Stabilization Account serves to cushion fluctuations in provincial revenue and provide a more stable basis for fiscal decisions. The Account is also available for special initiatives. Transfers to and from the Fiscal Stabilization Account are determined by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2010, the Fiscal Stabilization Account had $807.3 million in liquid assets ($864.4 million in 2009).

The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific accounting policies:

a)	Government of Canada Receipts — Transfer payments from the Government of Canada include all accruals determined before June 15 each year for current year entitlements that have been authorized by March 31, that can be reasonably estimated and for which any eligibility criteria have been met. The Province’s share of individual and corporation income tax pursuant to the Federal-Provincial Tax Collection Agreements is recorded on a cash basis for cash receipts received up to March 31 plus an accrual of prior period adjustments determined before June 15 each year.

b)	Other Revenue — all other revenues are recorded on an accrual basis except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable. Recoveries of the debt servicing costs on self-supporting debt of government business enterprises are recorded as a reduction of debt servicing expense.

c)	Expenses — all expenses incurred for goods and services received are recorded on an accrual basis. Exceptions to this policy involve the acquisition of inventories acquired for the government’s use that are reflected as expenses when incurred.

Expenses include provisional amounts recorded in anticipation of costs which are quantifiable and have been identified as obligations. Government transfers are recognized as expenses in the period during which the transaction is authorized and any eligibility criteria are met.

The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities which carry out certain responsibilities delegated by the Province, except that provincial assistance provided to those entities is included in the accounts of the Province as an expense.

The Summary Financial Statements have been prepared in accordance with GAAP for senior Governments as recommended by the CICA.

The accounts and financial statements of the Province are examined by the Auditor General who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

STATEMENT OF REVENUE AND EXPENSE
OF THE GOVERNMENT REPORTING ENTITY (1)

	Year Ended March 31,
	2006	2007	2008	2009	2010
	(In millions of dollars)

Revenue
Income taxes:
Corporation income tax	$373	$311	$367	$386	$257
Individual income tax	1,949	2,130	2,285	2,455	2,402
Other taxes
Retail sales tax	1,281	1,357	1,473	1,569	1,570
Fuel taxes	236	241	248	253	255
Levy for health and education	303	318	341	261	264
Mining Tax	39	96	100	46	10
Education property tax	—	643	646	657	668
Other taxes	426	474	480	490	514
Fees and other revenue	1,701	1,493	1,628	1,720	1,791
Federal transfers:
Equalization	1,601	1,709	1,826	2,063	2,063
Canada Health and Canada Social Transfers	1,157	1,198	1,210	1,263	1,302
Shared cost and other	345	413	561	540	559
Net income from Government business enterprises	958	627	947	764	772
Sinking funds and other investments earnings	406	423	384	296	220

Total Revenue	10,775	11,433	12,496	12,763	12,647

Expenses
Health and Healthy Living	3,809	3,956	4,232	4,588	4,830
Education	2,291	2,948	3,224	3,091	3,227
Family Services and Housing	1,075	1,142	1,224	1,192	1,295
Community, Economic and Resource Development	1,526	1,280	1,420	1,729	1,814
Justice and Other Government	820	829	974	882	926
Debt Servicing	860	793	864	830	756

Total Expenses	10,381	10,948	11,938	12,312	12,848

Net Income for the year	$394	$485	$558	$451	$(201)

(1) Certain comparative amounts are restated to conform with the 2010 presentation. As of 2008, all public school divisions are included in the Summary Financial Statements, and 2007 results have been restated to reflect this.

Budget

The Provincial Government prepares a budget each fiscal year, which estimates revenue and expenses for both Core Government operations and on a summary financial basis. In 2004, the Government of Manitoba announced its plan to implement Summary Budgeting and Reporting on a full generally accepted accounting principles (GAAP) basis for the fiscal year ending March 31, 2008. Budget 2008 was the first budget to provide the financial overview of the Government Reporting Entity.

In October 2008, The Balanced Budget, Debt Repayment and Taxpayer Accountability Act (the “Balanced Budget Act”) was replaced with The Balanced Budget, Fiscal Management and Taxpayer Accountability Act (the “New Balanced Budget Act”), which reflected the shift to summary budgets and financial reporting. Under the previous Act, the Government was required to achieve a positive balance for Core Government operations each fiscal year and make a minimum contribution to the Debt Retirement Account. The balance was calculated by subtracting Core Government operating expenditures from Core Government revenue, and making adjustments for payments to the Debt Retirement Account and transfers from the Fiscal Stabilization Account.

Under the New Balanced Budget Act, each year the Government is required to achieve a positive balance on a four-year moving average basis, calculated as follows:

•	net income or loss as shown in the audited summary financial statements for the Government Reporting Entity for the fiscal year;

•	plus the net income or less the net loss for each of the three preceding fiscal years as shown in the audited summary financial statements for the Government Reporting Entity for those years.

Transfers to and from the Debt Retirement Account and the Fiscal Stabilization Account do not affect the calculation of balance.

Adjustments are permitted in a fiscal year in the case of war, disaster, unusual weather or climate conditions, or certain unanticipated actions taken by other levels of government or regulatory bodies. Proceeds from the sale of a Crown corporation may not be used in determining whether there is a positive or negative balance for a fiscal year.

Under the New Balanced Budget Act, if the balance at the end of a fiscal year is negative, the salaries of all members of the Executive Council would be reduced for the next fiscal year. These provisions do not apply in a fiscal year during which an election results in a change in the party forming the Government.

In June 2010, the new Balanced Budget Act was amended (the “2010 Amendment”) to suspend until after March 31, 2014 the requirement that the Minister table a budget that projects a positive balance, as defined under the New Balanced Budget Act. Under the 2010 Amendment, the salaries of the Executive Council Members have been reduced to eighty percent of their salary prior to April 1, 2010, until March 31, 2014.

The New Balanced Budget Act required a minimum annual payment to the Debt Retirement Account starting in fiscal year 2012, of $110.5 million plus 7% of all debt repayments made after 2011, for the purpose of retiring the net general purpose debt and pension liability of the Province. The Act also provided authority for the Minister of Finance to transfer any additional amount the minister considered feasible for fiscal 2010 and fiscal 2011. In fiscal 2010, $20 million was transferred.

Under the 2010 Amendment these annual transfers to the debt retirement account are not required until fiscal year 2015. However, for fiscal year 2010 through fiscal year 2014, at least $600 million of the Fiscal Stabilization Account must be applied to the amortization of increases of the general purpose debt, and related interest expense, attributable to negative net results for fiscal years within that period.

The New Balanced Budget Act limits tax increases by requiring the approval of voters in a referendum before the rates of four major taxes (individual income tax, corporation income tax, retail sales tax, and the levy for health and education) may be increased. In the fiscal year ended March 31, 2009, these four taxes accounted for 46% of Core Government revenue; 72% of total summary own-source revenue; and 36%

of total summary revenue. Exceptions are allowed for revenue-neutral rebalancing of Provincial tax rates, and for offsetting changes in federal and provincial taxes.

The New Balanced Budget Act requires that the Government release a summary budget for the Government Reporting Entity by April 30 of each year, except in unusual circumstances or if at any time in March or April the legislature is dissolved. Moreover, when the budget is released, it must be accompanied by a financial management strategy that includes:

•	The Government’s objectives for measurable outcomes for that fiscal year and future years; and

•	A summary of the Government’s projected revenue and expenditures as set out in the main estimates.

After the end of the fiscal year, the Minister of Finance must release a report that compares the results for the year with the objectives for that year.

The Financial Management Strategy included in Budget 2010 set out the Government’s priorities for fiscal management, as well as measurable outcomes, as follows:

Financial Management Priority	Measurable Outcomes

Transparency, Accountability and Fiscal Discipline	• Summary Net Income • Maintaining accountability for Core Government program expenditure and revenue
Stable and Affordable Government	• Credit Ratings
• Expenditure as a percentage of Gross Domestic Product (GDP)
• Strengthening the management of public resources
Managing Debt	• Debt retirement
• Net Debt to GDP ratio
Infrastructure and Capital Asset Renewal	• Capital investments
Performance Measurement	• Continued development of performance measurement capacity

These priorities will be reported on at the time the Public Accounts for the year are released.

The Government was required to comply with the Balanced Budget Act through fiscal year 2008, and to comply with the New Balanced Budget Act beginning with fiscal year 2009, subject to the 2010 Amendment.

The following table sets forth the compliance test under the former Balanced Budget Act for fiscal years 2006 through 2008:

FORMER BALANCED BUDGET ACT COMPLIANCE

	Year Ending March 31,
	2006	2007	2008
	(In millions of dollars)

Total Revenue before Transfer from Fiscal Stabilization Account and Extraordinary Item	$8,425	$8,948	$9,631
Total Expenses Before Transfer to Debt Retirement Account	8,284	8,728	9,393

Core Government Surplus (Deficit) Before Transfers	141	220	238
Transfer from Fiscal Stabilization Account	—	—	—
Transfer to Debt Retirement Account	(110)	(110)	(110)

Core Government Surplus (Deficit)	31	110	128

Budgetary Surplus for Balanced Budget Legislation purposes	$31	$110	$128

The following table sets forth the compliance test under the New Balanced Budget Act for fiscal years 2009 and 2010:

NEW BALANCED BUDGET ACT COMPLIANCE
Effective March 31, 2009

	Year Ending March 31,
	2007	2008	2009	2010
		(In millions of dollars)

Total Summary Revenue	$10,920	$12,437	$12,915	$12,647
Total Summary Expenses	10,490	11,861	12,445	12,848

Summary Net Income	$430	$576	$470	$(201)

Average four year balance for New Balanced Budget Legislation purposes(1)			$463	$319

(1) Under The New Balanced Budget Act, the balance as at the end of a fiscal year is calculated as the average of the net results for the fiscal years within the four-year period ending at that time. The net result for each of those years is the net income or loss as shown in the audited summary financial statements for the Government Reporting Entity for that fiscal year. Prior year accounting adjustments are not included in the Balanced Budget calculations as per the legislation.

The compliance test of the New Balanced Budget Act is suspended for Fiscal Years 2011-2014. If the figures were calculated for 2011, the Fiscal Year 2011 Summary Net Income would be budgeted at $(545) million and the average 4 year balance based on the budget would be $75 million. The Amendment also suspended the requirement that the Comptroller prepare a statement for each fiscal year of the balance (as defined in the New Balanced Budget Act) at the end of each fiscal year and that the Auditor General report on such statement.

The following table sets forth the budgeted financing requirement for the Government Reporting Entity for fiscal year 2011:

BUDGETED FINANCING REQUIREMENT

Refinancing:
General Government Programs	$863
Manitoba Hydro	391
General Government Capital Investments	34
New Cash Requirements:
Manitoba Hydro	816
General Government Capital Investments	626
General Government Programs	269
Civil Service Superannuation Plan	180
Other Self-Sustaining Programs	130
Capital Investments General Assets	97

Total Provincial Financing Requirement	$3,406

In the fiscal year 2010, total summary revenue was $12,647 million or $3 million higher than the budget estimate of $12,644 million. Significant variations from budget included a decrease of $43 million in the net income from Government Business Entities primarily due to significantly less than anticipated results achieved by Manitoba Hydro because of lower export demand; decreased income taxes of $31 million primarily resulting from the downturn in the economy; increases in fees and other revenue of $198 million, primarily the result of higher than forecast third party fees recovered by Crown organizations; decreased Federal transfers of $179 million primarily related to the timing of shared cost programs; and decreased sinking fund and other investment earnings of $26 million.

Summary expenses for the year ended March 31, 2010 were $12,848 million, an increase of $252 million from the budget estimate of $12,596 million, due primarily to increases in base line funding to Regional Health Authorities; Justice; increases in infrastructure programs and agricultural support programs; and unexpected expenditures related to the H1N1 emergency and spring flooding costs.

The Summary Budget for the fiscal year ending March 31, 2011 was presented to the Legislature on March 23, 2010.

The following discussion of Core Government Revenues and Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly, which may differ from corresponding amounts reflected in the Summary Financial Statements.

Core Government Revenue

Provincial Source Revenues.  Of its Total Revenue Before Transfer from Fiscal Stabilization Account budgeted for the fiscal year ending March 31, 2011 of $10,217.7 million, the Province expects to derive $6,466.8 million, or about 63.3%, from Provincial sources. In the fiscal year ending March 31, 2010, Total Revenue before Transfer from Fiscal Stabilization Account was $10,066.8 million, of which $6,395.0 million, or about 63.5%, was derived from Provincial sources.

Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the provinces. The Federal Government has authority to apply both direct and indirect taxes while provinces generally may apply direct taxes only. Local governments derive their taxing powers from the provinces.

The personal income tax field is shared by the Federal and Provincial Governments. The Province has a personal income tax with 3 brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits. The personal income tax is collected on the Province’s behalf by the Federal

Government. Personal income tax revenue in the fiscal year ending March 31, 2011 is budgeted at $2,420.5 million, up from $2,401.4 million received in the previous fiscal year.

The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses (currently with active business income of less than $400,000) is 1.0% and will be reduced to zero, effective December 1, 2010. The rate for large businesses is 12.0%. Corporation income tax revenue for the fiscal year ending March 31, 2011 is budgeted at $246.9 million, down from $257.1 million received in the previous fiscal year.

The Province applies a tax at a general rate of 7% on retail sales of most tangible personal property and some services, with major exemptions in respect of food for home consumption, domestic heating, children’s clothing under $150 per item, custom software, most farm machinery and prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2011 is budgeted at $1,668.6 million, up from $1,574.0 million received in the previous fiscal year.

The Province levies a tax of 11.5¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2011, the revenues from gasoline and motive fuel taxes are budgeted at $229.9 million, down from $230.0 million received in the previous fiscal year. There is also a tobacco tax of 20.5¢ per cigarette and 19.5¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2011 is budgeted at $225.0 million, up from $215.5 million received in the previous fiscal year.

A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1.25 million are exempt and those with payrolls between $1.25 million and $2.5 million are subject to reduced rates. The tax rate on taxable payroll is 2.15%. For the fiscal year ending March 31, 2011, the levy is budgeted to yield $377.7 million, up from $364.7 million received in the previous fiscal year.

Federal Government Transfers.  Transfer payments from the Federal Government are budgeted to provide $3,750.9 million, or approximately 36.7% of the Province’s Total Revenue before Transfer from the Fiscal Stabilization Account budgeted in the fiscal year ending March 31, 2011. This compares to $3,676.2 million obtained in the previous fiscal year. Unconditional transfers, primarily receipts under a federally funded provincial revenue equalization formula and cash payments under the Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”), account for $3,359.6 million, or approximately 32.9% of total budgetary revenue and includes a one-time total transfer protection amount of $175.5 million, paid through the Equalization payments system. Conditional transfers, consisting mainly of federal cost-sharing payments in respect of programs for social and economic development, account for the remainder of federal government transfers. Unconditional transfers in the fiscal year ending March 31, 2010 were $3,353.0 million.

The largest and most important of these federal-provincial financing arrangements are authorized by the Federal-Provincial Fiscal Arrangements Act, (the “Federal Act”). The Federal Act establishes the concept of tax revenue equalization on a per capita basis to a value established by a formula incorporating a representative average tax system of the provinces. The Province budgeted revenue of $2,001.5 million from Federal equalization payments in the fiscal year ending March 31, 2011, down from $2,063.4 million received in the previous fiscal year.

Under the equalization formula, announced in the 2007 Federal Budget, equalization is calculated using a 10-province standard based on a three-year weighted moving average on data that is lagged two years. Payments are based on an entitlement estimate made in advance of the fiscal year and are not subject to revision during the year.

In November 2008, the Federal Government announced further changes to the Equalization Program, implementing a ceiling so that total program payments now may grow no faster than the three-year weighted moving average growth rate of nominal Gross Domestic Product. One year of transition protection was provided to ensure that no province would receive lower Equalization payments than it did in fiscal 2009. Manitoba received $74 million under the transition protection. Because of these changes, taken in conjunction with recent volatility in economic conditions, the amount of Manitoba’s future equalization receipts is uncertain.

The CHT and CST arrangements provide Federal assistance to the Province in respect of its health care, post-secondary education, early learning and childcare, and social service programs through transfers of taxing authority and cash payments. The total cash component of these arrangements is budgeted at $1,358.1 million for Manitoba for the fiscal year ending March 31, 2011 compared to $1,289.6 million received in the previous fiscal year.

The national CHT cash payment to Provincial and Territorial governments, $19.0 billion for the fiscal year ending March 31, 2006, is escalated by 6.0% per annum which began in the fiscal year ending March 31, 2007. Manitoba’s share of the Federal funding is in proportion to its share of the national population, which in 2010 was approximately 3.6%.

The 2007 Federal Budget also announced changes to the CST. The CST is now allocated on an equal per capita cash basis. The Federal Government would provide transitional “floor” payments to ensure that the CST is not reduced below 2007/08 levels. The Federal Government will provide an annual escalator of 3.0% for the CST starting in the fiscal year ending March 31, 2010.

As with the agreement on health care funding under the CHT, Federal legislation established the methodology for the Equalization Program and the CST until the fiscal year ending March 31, 2014, with all three major Federal transfer programs on the same renewal timetable.

The Federal Act includes a stabilization formula, which provides for federal grants and interest-free loans if revenue from a province’s own sources plus equalization falls below 95% of the previous year’s level, excluding variations of natural resource revenue. The Federal Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.

Core Government Expenses

Health.  For the fiscal year ending March 31, 2011, expenditure for Health is budgeted at $4,652.8 million, an increase of 6.6% over the prior year’s budget. This is the largest single expense category and represents 43.3% of the Province’s total budgeted Expenditure Estimate. Health includes the Universal Health Benefits Plan under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs as well as the debt servicing costs of approved capital construction for hospitals and personal care institutions.

Education.  Education expenditure for the fiscal year ending March 31, 2011 is budgeted at $2,133.8 million, an increase of 2.4% over the prior year, and represents 19.8% of Manitoba’s total budgeted Expenditure Estimate. The major portion of this expense, amounting to $1,506.8 million, is for providing direct financial support to local school divisions for the approved cost of public schools in the Province as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions.

This expenditure also includes financial support for the four universities and the three community colleges in the Province, which is budgeted to amount to $627 million for the fiscal year ending March 31, 2011.

Family Services and Housing.  The Province’s social security program provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services. This category represents 12.1% of the Province’s total budgeted Expenditure Estimate. For the fiscal year ending March 31, 2011, expenditure for Family Services and Housing is budgeted at $1,305.4 million, an increase of 3.9% over the prior year’s budget.

Community, Economic and Resource Development.  Expenditure on Community, Economic and Resource Development is budgeted at $1,568.8 million for the fiscal year ending March 31, 2011, an increase of 7.8% from the prior year. This represents 14.6% of Manitoba’s total budgeted Expenditure Estimate. The largest item in this category is Infrastructure and Transportation, amounting to $614.2 million.

Justice and Other Government.  Expenditure for Justice and Other Government is budgeted at $751.3 million, a decrease of 7.6% over the prior year and represents 7.0% of the Province’s total budgeted Expenditure Estimate.

The Province also provides property and cost-of-living tax credits to residents of Manitoba, budgeted at $314.4 million for the fiscal year ending March 31, 2011.

Expenditure for Provincial assistance to local governments is budgeted at $255.8 million for the fiscal year ending March 31, 2011 and includes $149.8 million for grants to the City of Winnipeg and $15.7 million for grants in lieu of taxes to municipalities.

Debt Servicing.  The net cost of servicing total direct public borrowings after deducting recoveries from Crown organizations and Government Business Enterprises, investment earnings and interest recovery on departments’ capital asset purchases is budgeted at $265.7 million, an increase of 6.3% over the prior year’s budget, primarily due to cost of funding pension liabilities, offset by lower funding costs. For the fiscal year ending March 31, 2011, the gross interest expense for the Province’s direct funded borrowings is estimated to be $1,257.9 million, which is reduced by $77.9 million of interest income, $691.8 million on borrowings in respect of which interest is recovered from Crown organizations and other government entities and $222.5 million in interest recovery on teacher’s pension funding and departments’ capital asset purchases.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES

The Province provides certain services and promotes certain types of social and economic development through Crown organizations and Government Business Enterprises (“Crown organizations”) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Crown organizations such as Manitoba Hydro are intended to operate on a commercial basis, rather than being subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis with funds provided from departmental appropriations. With the exception of The Liquor Control Commission and The Manitoba Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactment by the Legislative Assembly.

A valuation allowance is provided in the accounts of the Province for decreases in the value of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. The allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. This allowance as at March 31, 2010, was $269.5 million in respect of the Province’s total loans and advances to its Crown organizations in the amount of $9,751.8 million at such date.

The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2006 through 2010 and the allowance for losses on realization of assets as at March 31, 2010:

LOANS AND ADVANCES TO
CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (1)

	As at March 31,
						2010
						Valuation
	2006	2007	2008	2009	2010	Allowance
	(In thousands of dollars)

The Manitoba Hydro-Electric Board(2)	$6,624,445	$6,639,911	$7,141,491	$7,835,527	$8,288,456	$—
The Manitoba Housing and Renewal Corporation	323,883	318,856	331,804	350,258	378,678	203,176
The Manitoba Agricultural Services Corporation	342,820	326,478	324,698	346,394	339,372	31,221
The Manitoba Lotteries Corporation	237,105	197,416	180,445	172,608	159,851	—
Manitoba Development Corporation	90,796	91,988	103,983	106,696	125,525	29,232
Other(3)	139,762	219,989	209,711	312,887	459,870	5,849

Total	$7,758,811	$7,794,638	$8,292,132	$9,124,370	$9,751,752	$269,478

(1) Crown organizations and Government Business Enterprises also have debt not guaranteed by the Province which consists of $150.3 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $76.0 million held by various First Nation Bands and $2.6 million of assumed mortgages on existing property.

(2) Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.

(3) Includes post secondary education institutions.

The Manitoba Hydro-Electric Board provides for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

The Manitoba Housing and Renewal Corporation undertakes the construction of housing projects and administers various provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs.

At March 31, 2010, the Corporation had total assets of $511.4 million represented by $114.8 million of projects completed or under construction, owned land held for development and/or sale having a book value of $49.2 million, loans and mortgages receivable of $138.3 million and other assets of $208.4 million.

The Manitoba Agricultural Services Corporation (“MASC”) provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by chartered banks. MASC also provides crop insurance to farmers.

At March 31, 2010, MASC had total assets of $730.3 million, of which $310.8 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2010, MASC’s operating surplus was $14.0 million, after Provincial operating grants of $88.3 million. As at March 31, 2010, the accumulated surplus of MASC was $324.8 million.

PUBLIC DEBT

Borrowing Record

The Province has always paid the full face amount of the principal of and premium and interest on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, all promptly when due in the currency in which and country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Direct Funded Borrowings of the Province

The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency exposure as at March 31 for the years 2006 through 2010.

DIRECT FUNDED BORROWINGS OF THE PROVINCE (1)

	As at March 31,
	2006	2007	2008	2009	2010
		(In thousands of dollars)

Direct Funded Borrowings Payable in:
Canadian Dollars (2)	$14,449,925	$14,392,885	$16,156,648	$16,847,008	$18,194,304
Issues hedged to Canadian Dollars	2,834,264	3,482,100	3,183,550	3,173,450	3,768,323
U.S. Dollars	2,221,050	2,194,026	2,161,725	2,398,224	2,034,298
Issues hedged to U.S. Dollars	617,340	609,829	673,710	607,994	391,348

Total Direct Funded Borrowings	20,122,579	20,678,840	22,175,633	23,026,676	24,388,273
Less: Sinking Funds	(4,500,996)	(4,787,510)	(4,172,204)	(3,626,169)	(3,568,399)

Net Direct Funded Borrowings	$15,621,583	$15,891,330	$18,003,429	$19,400,507	$20,819,874

Raised for the purpose of:
General Government Programs (3)	$7,041,338	$7,308,351	$8,961,246	$9,578,166	$10,848,398
The Manitoba Hydro-Electric Board	6,038,950	5,965,884	6,449,358	7,176,365	7,479,086
Other Self-Sustaining Borrowings	2,038,959	2,083,943	2,094,546	2,173,218	2,427,776
Loans Payable to Government Business Enterprises and Other	502,336	533,152	498,279	472,758	64,612

Net Direct Funded Borrowings	$15,621,583	$15,891,330	$18,003,429	$19,400,507	$20,819,874

(1) Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.

(2) Direct funded borrowings payable in Canadian dollars includes debentures held by the Canada Pension Plan Investment Fund. Such securities are payable 20 years after their respective dates of issue, are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when he deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2009 and 2010, the amounts of such debentures were $492 million and $480 million, respectively.

(3) Borrowings for general government programs, including capital assets and pension funding, consist of the total direct funded borrowings of the Province less borrowings issued for self-sustaining purposes. Pension funding totaled $350 million in 2009 and $330 million in 2010.

For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2010, the Province issued funded borrowings of $2,105.4 million in Canadian dollars, which was issued to finance maturing issues, funding for Manitoba Hydro Electric Board and for self-sustaining programs.

Guaranteed Borrowings of the Province

The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2006 through 2010.

GUARANTEED BORROWINGS OF THE PROVINCE

	As at March 31,
	2006	2007	2008	2009	2010
		(In thousands of dollars)

Guaranteed Borrowings Payable in:
Canadian Dollars	$490,512	$675,412	$351,757	$402,003	$254,701
Less: Sinking Funds	—	—	—	—	—

Net Guaranteed Borrowings (1)	$490,512	$675,412	$351,757	$402,003	$254,701

Issued by:
The Manitoba Hydro-Electric Board	$485,339	$670,239	$346,584	$398,353	$251,051
Other	5,173	5,173	5,173	3,650	3,650

Net Guaranteed Borrowings (1)	$490,512	$675,412	$351,757	$402,003	$254,701

(1) The table does not include contingent obligations in the amount of $17.6 million of bank lines of credit as at March 31, 2010.

For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2010:

MATURITY SCHEDULE
DIRECT AND GUARANTEED BORROWINGS (1)

				Estimated
	Canadian	U.S.	Gross	Sinking Funds	Net
Years Ending March 31,	Dollars(2)	Dollars(2)(3)	Maturities	Withdrawal	Maturities
		(In millions of dollars)

Short-Term Borrowings (4)	$1,500	$—	$1,500	$—	$1,500
2011 (4)	1,578	457	2,035	738	1,297
2012	1,992	—	1,992	90	1,902
2013	2,113	—	2,113	193	1,920
2014	1,940	750	2,690	271	2,419
2015	1,641	—	1,641	—	1,641

	10,764	1,207	11,971	1,292	10,679
2016-2020	4,311	914	5,225	1,361	3,864
2021-2030	1,854	304	2,159	624	1,535
2031-2063	4,939	—	4,939	260	4,679
2011-2018 Health Care Facilities	284	—	284	31	253
2011-2018 Government of Canada	65	—	65	—	65

	$22,217	$2,425	$24,643	$3,568	$21,075

(1) The table does not include contingent obligations in the amount of $17.6 million of bank lines of credit as at March 31, 2010.

(2) Borrowings payable in Canadian dollars and U.S. dollars includes borrowings swapped from other currencies.

(3) Borrowings payable in U.S. dollars (U.S. $2.4 billion) are stated at the Canadian dollar equivalent at March 31, 2010.

(4) Short Term Borrowings represent 90-day Treasury bills and Promissory Notes outstanding. Short Term Borrowings together with the 2011 maturities represent the total direct and guaranteed borrowings with a residual maturity of less than one year.

Sinking Funds

The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings. The Minister of Finance may authorize, by directive, the amount, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2010, was nil. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by the Government of Canada or the Canadian provinces.

Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the borrowings of and Provincial advances to Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.

Unfunded Debt

The unfunded debt of the Province as at March 31, 2010 amounted to $2,324.3 million, including $660.4 million of accounts payable, $239.6 million of accrued interest and $1,324.2 million of other accrued charges. This unfunded debt was offset by current assets of the Province in the amount of $1,612.6 million, represented by $446.4 million of March 2010 tax revenue receivables, $247.9 million of other receivables, $19.5 million of interest receivable and $212.0 million of accounts receivable from the Federal and other governments and $764.5 million in cash and equivalents, less a valuation allowance of $77.7 million.

Consolidated Funded Borrowings of the Manitoba Public Sector

The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names, which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector at March 31 for each of the years 2006 through 2010.

CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,
	2006	2007	2008	2009	2010
		(In millions of dollars)

Issued for the purpose of:
General Government Programs	$10,285	$10,912	$11,930	$12,302	$13,456
Less Sinking Funds	(3,238)	(3,598)	(2,963)	(2,719)	(2,603)

Net General Government Programs	7,047	7,314	8,967	9,583	10,853

The Manitoba Hydro-Electric Board	7,121	7,320	7,497	8,256	8,540
Less Sinking Funds	(586)	(674)	(692)	(659)	(809)

Net Manitoba Hydro-Electric Board	6,535	6,646	6,805	7,597	7,731

Other Crown Organizations, Public Sector Entities and Loans Payable	4,078	4,035	3,978	3,863	3,605
Less Sinking Funds	(883)	(746)	(782)	(536)	(366)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	3,195	3,289	3,196	3,327	3,238

Net Public Sector Debt	$16,777	$17,249	$18,968	$20,507	$21,822

Consisting of:
Direct Debt of the Province(1)	$18,714	$19,149	$20,627	$21,545	$23,159
Guaranteed Debt of the Province(1)	490	676	352	402	255
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	2,280	2,444	2,426	2,474	2,186

Total Public Sector Debt	21,484	22,267	23,405	24,421	25,600
Less: Accumulated Sinking Funds	(4,707)	(5,020)	(4,437)	(3,914)	(3,778)

Net Public Sector Debt	$16,777	$17,249	$18,968	$20,507	$21,822

(1) U.S. and other foreign currency borrowings included in the direct borrowings of the Province and the guaranteed borrowings of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year.

Selected Borrowings Information

The following table sets forth certain information as to the funded borrowings of the Manitoba Public Sector and of the Province, as well as borrowings issued for General Government programs, including capital assets and pension funding (all net of accumulated sinking funds) as at March 31 for the years 2006 through 2010, including per capita data based upon population at July 1 of the preceding calendar year:

PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,
	2006	2007	2008	2009	2010

Total Net Consolidated Funded Borrowings of the Manitoba Public Sector (in millions)	$16,777	$17,249	$18,968	$20,507	$21,822
Per Capita	14,242	14,568	15,886	17,004	17,887
As a Percent of Personal Income	49.8%	48.5%	49.9%	51.0%	53.8%
As a Percent of Nominal Gross Domestic Product	40.4	38.4	38.9	40.7	43.5
Total Net Direct Funded Borrowings of the Province (in millions)	$15,622	$15,891	$18,003	$19,401	$20,820
Per Capita	13,261	13,421	15,078	16,087	17,066
As a Percent of Personal Income	46.3%	44.6%	47.3%	48.3%	51.3%
As a Percent of Nominal Gross Domestic Product	37.6	35.3	36.9	38.6	41.5
Net Borrowings Issued for General Government Programs (in millions)	$7,047	$7,314	$8,967	$9,583	$10,853
Per Capita	5,982	6,177	7,510	7,946	8,896
As a Percent of Personal Income	20.9%	20.5%	23.6%	23.8%	26.7%
As a Percent of Nominal Gross Domestic Product	17.0	16.3	18.4	19.0	21.6
Net Cost of Servicing General Government Program Borrowings as a Percent of Provincial Revenue	2.7%	2.5%	2.4%	2.0%	2.4%

Starting in 2007, the Province has borrowed to fund a portion of its unfunded pension liabilities. These borrowings increase total net funded borrowings. As the proceeds are invested in pension assets, they do not increase summary net debt.

SUMMARY NET DEBT

	As of March 31,
	2006	2007	2008		2009		2010
		(In millions of dollars)

Total Financial Assets (1)	$8,735	$10,032	$11,870	(2)	$8,942	(2)	$9,630	(2)

Liabilities:
Borrowings (3)	12,966	13,639	14,734	(4)	14,891	(4)	16,111
Accounts Payable, accrued charges, provisions and unearned revenue (5)	2,721	3,001	3,216		3,528		3,513
Pension Liability	4,000	4,192	4,470	(2)	1,991	(2)	1,800	(2)

Total Liabilities	19,687	20,832	22,420		20,410		21,424

Summary Net Debt	$10,952	$10,800	$10,550		$11,468		$11,794

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	26.4%	24.0%	21.7%		22.8%		23.5%

(1) Includes cash, accounts receivable, loans and investments, equity in government business enterprises and other financial assets.

(2) Prior to 2009, funds held in the pension asset fund were reflected in the Total Financial Assets. During Fiscal 2009, the Government changed the trust conditions of the funds held in its pension asset fund to clarify that these funds are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are now able to be recognized as pension assets under this plan and are presented as a reduction of the outstanding pension obligation.

(3) Excludes borrowings incurred for and repayable by the Manitoba Hydro-Electric Board. Also includes unamortized currency fluctuations. See “Tables of Supplementary Information — Table I”.

(4) The presentation of Province of Manitoba debt issues held as investments was corrected to exclude debt issued on behalf of Government Business Enterprises which the Province holds as investments in the Provincial sinking fund. As a result of this restatement, both portfolio investments and borrowings increased by $1,026 million in 2009 (2008 — $1,039 million). There is no impact on accumulated deficit or net debt as a result of this correction.

(5) Manitoba Hydro-Electric Board Sinking Fund Investments are held as a trust liability.

Pension Liability

The Government participates in various pension plans. The two primary plans in which the Government directly participates are the Civil Service Superannuation Plan, and the Teachers’ Pension Plan. Under the Acts that administer these plans, the Government is responsible for 50% of pension benefits earned by employees. The Government’s pension liability reflects its share of the actuarial present values of pension benefits attributed to services rendered by employees and former employees, net of any plan assets which are set aside by the Government in an irrevocable trust.

Other pension plans in which the Government participates include the Members of the Legislative Assembly Plan, the Legislative Assembly Pension Plan, the Judges’ Supplemental Pension Plan and the Winnipeg Child and Family Services Employee Benefits Retirement Plan. The Government is responsible for any excess of accrued pension benefits over pension fund assets.

The Government also includes several other pension plans in its pension liability. These other plans include post-secondary education pension plans and public school divisions’ pension plans. Post-secondary education pension plans include the University of Manitoba Pension Plans, the University of Winnipeg Pension Plan and the Brandon University Retirement Plan. Public school divisions’ pension plans include the Winnipeg School Division Pension Fund for Employees Other Than Teachers, Retirement Plan for Non-Teaching Employees of the St. James-Assiniboia School Division and Retirement Plan for Employees of Frontier School Division.

Employees in the health sector are members of the Health Care Employees Pension Plan, a multi-employer defined benefit pension plan established between employees and participating boards. Because the Government does not sponsor this plan, the annual net benefit plan expense is the amount of required contributions provided for employees’ services rendered during the year. The accrued benefit liability of this plan is not recognized in the Government’s financial statements. During the year, the Government expensed contributions to this plan of $106 million (2009 — $101 million).

As at March 31, 2010, the Government’s total gross pension obligation for all these plans (except health) was $6,631 million (2009 — $6,321 million) or $1,800 million net of plan assets (2009 — $1,991 million). The components of this obligation are set forth below.

An actuarial valuation and report of the Government’s liability to the Civil Service Superannuation Fund (CSSF) was completed as at December 31, 2007. The report also provided a formula to update the liability on an annual basis. In accordance with this formula, the Government’s actuarial liability to the CSSF has been calculated at $2,131 million on an indexed basis as at March 31, 2010 ($2,030 million in 2009) or at $916 million net of plan assets as at March 31, 2010 ($1,185 million in 2009). The reduction in the year over year amount net of plan assets reflects a deposit into the pension asset fund of $330 million in 2010.

An actuarial report for Teachers Retirement Allowances Fund (TRAF) was completed as of January 1, 2009 and provides a formula to update the Government’s pension liability, resulting in a pension liability of $2,873 million on an indexed basis at March 31, 2010 ($2,744 million in 2009) or $807 million net of plan assets at March 31, 2010 ($725 million in 2009).

An actuarial valuation and report of the Government’s liability to other pension plans was calculated at $1,627 million on an indexed basis at March 31, 2010 ($1,547 million in 2009) or at $77 million net of plan assets at March 31, 2010 ($81 million in 2009).

The following table summarizes the estimated actuarial pension liability for the Government and Crown organizations excluding Government Business Enterprises such as Manitoba Hydro. The balances are net of the Pension Assets Fund (described below):

	As at March 31, (1)
	2009	2010
	(In millions of dollars)

Civil Service Superannuation Fund	$1,185	$916
Teachers’ Retirement Allowances Fund	725	807
Other Pension Plans	81	77

Pension Liability (2)	$1,991	$1,800

(1) During fiscal year 2009, the Government changed the trust condition of the funds held in its pension asset fund to clarify that these funds are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are now able to be recognized as pension assets.

(2) Includes unamortized actuarial gains and losses.

Pension fund assets are held in the Pensions Assets Fund, which includes separately invested trust accounts for CSSF and TRAF.

The Government is required, under the New Balanced Budget Act, to continue to set aside funds to address the Government’s unfunded pension liability. The minimum annual contribution must be sufficient to equal the contributions made by employees and teachers hired on or after April 1, 2000. While the minimum contribution for the year ended March 31, 2010 was $43 million (2009 — $37 million), the Government transferred $10 million (2009 — $55 million) from the Debt Retirement Account to the Pension Assets Fund and the Government also allocated $330 million from the Operating Fund to the CSSF during the fiscal year 2010 ($350 million in 2009). A further funding of $180 million to the CSSF is planned for the fiscal year 2011. In addition, the Government provided a funding of $1,502 million to the TRAF during the fiscal year 2008 to reduce its unfunded pension liability level.

Manitoba Hydro employees are eligible for pensions under the Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. Based on an actuarial formula, Manitoba Hydro and its subsidiaries have a liability for pension obligations at March 31, 2010 of approximately $856 million ($811 million in 2009), and pension assets of $767 million as at March 31, 2010 ($680 million in 2009). These amounts are not included in the above totals.

THE MANITOBA HYDRO-ELECTRIC BOARD

The Manitoba Hydro-Electric Board (“Manitoba Hydro”) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

In 1997, amendments were made to the Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

In 1999, Manitoba Hydro purchased Centra Gas Manitoba Inc. (“Centra Gas”), the primary gas distribution utility in Manitoba.

In 2002, Manitoba Hydro purchased all of the assets and liabilities of Winnipeg Hydro from the City of Winnipeg. Winnipeg Hydro operated two hydraulic generating stations which add 144 megawatts to system capacity. As part of the terms of the purchase, Manitoba Hydro was obligated to commence construction of a complex in downtown Winnipeg within five years of the date of purchase. A full city block in downtown Winnipeg was acquired for the 695,000 square foot office complex. The official opening of Manitoba Hydro’s new corporate headquarters took place on September 29, 2009. Manitoba Hydro Place has won a number of architectural and environmental awards.

As a result of the Winnipeg Hydro acquisition, Manitoba Hydro is now serving electric customers throughout the entire Province of Manitoba. The electrical systems of Manitoba Hydro and the former Winnipeg Hydro are interconnected and operate as an integrated system.

Manitoba Hydro currently provides electricity to approximately 532,000 customers and natural gas service to approximately 264,000 customers within the province. In addition, Manitoba Hydro currently has 23 active counterparties for electricity exports in the U.S., Ontario and Saskatchewan. The opening of the Midwest Independent Transmission System Operator (Midwest ISO) market in 2005 has reduced the need to transact bilaterally with some counterparties.

At March 31, 2010, Manitoba Hydro’s total generating capability was 5,511 megawatts. Of this generating capability, hydro-electric stations represented 91.3%, thermal-electric stations 8.5% (6.7% natural gas and 1.8% coal) and diesel-electric stations 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system.

For the fiscal year ended March 31, 2010, 94.6% of the total energy supply of 35.8 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 0.4%, by imports 4.1% and by wind purchase 0.9%.

Operations

Net income from consolidated operations for the fiscal year ended March 31, 2010 was $163 million, compared to net income of $266 million in the previous fiscal year. The decrease in net income was largely attributable to lower electricity prices in export markets. Low export prices reflect reduced power demand due to poor economic conditions and the current low price for competing energy sources. Manitoba Hydro achieved its financial targets for interest coverage, capital coverage and debt/equity during the year. In particular, the debt/equity ratio improved to 73:27 from 77:23 at the end of the previous year.

Electricity

As at March 31, 2010, Manitoba Hydro owned and operated 14 hydro-electric generating stations having a total installed electric generating capability of 5,033 megawatts, including five stations with a total capability of 3,955 megawatts located on the Nelson River. Manitoba Hydro also owned and operated two thermal-electric generating stations having a total installed capability of 468 megawatts and four isolated diesel sites having an installed capacity of 10 megawatts.

As at March 31, 2010, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 12,113 circuit kilometers, representing a total investment of $782 million.

For purposes of exporting firm energy and for the interchange of power on a short-term basis to provide for economy of operations and system emergencies, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario, and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a total transfer capability of 300,000 kilowatts. The interconnections with Saskatchewan have a total export transfer capability of 525,000 kilowatts and a total import transfer capability of 500,000 kilowatts. The interconnections with the United States have a total export transfer capability of 2,500,000 kilowatts and a total import transfer capability of 1,050,000 kilowatts.

During the fiscal year ended March 31, 2010, Manitoba Hydro sold a total of 31.6 billion kilowatt-hours of electricity, representing a decrease of 3.0% from the fiscal year ended March 31, 2009. Extraprovincial sales accounted for 11.1 billion kilowatt-hours (a decrease of 2.4% from the prior year), or 35.2% of total electricity sales for the fiscal year ended March 31, 2010. Imports accounted for 1.5 billion kilowatt-hours, a decrease of 35.9% from the fiscal year ended March 31, 2009. Wind purchases accounted for 0.3 billion kilowatt-hours.

During the past year, The Manitoba Hydro-Electric Board undertook a comprehensive review of the risks facing the Corporation. KPMG was engaged to assist the Board in its review and issued a report dated April 15, 2010. The report concluded that, Manitoba Hydro is following sound practices, in its hydroelectric power operations, in the use of forecasting models, long-term power sales contracting, risk governance, and power risk management.

Natural Gas

Manitoba Hydro’s subsidiary, Centra Gas, provides natural gas distribution and related energy services to approximately 264,000 customers that are located in nearly 100 communities throughout southern Manitoba. Centra Gas owns a network of transmission (1,798 kilometers) and distribution (7,334 kilometers) mains to meet the natural gas requirements of its customers.

For the year ended March 31, 2010, Centra Gas had total gas deliveries of 70.7 billion cubic feet (a decrease of 7.5% from the prior year). These gas deliveries were comprised of 23.6 billion cubic feet to residential customers, 25.3 billion cubic feet to commercial and industrial customers, and 21.8 billion cubic feet of transportation deliveries.

Rate Matters

Manitoba Hydro’s rates for electricity sales within the province are set on an embedded cost of service basis and are subject to review and approval by the Public Utilities Board of Manitoba (“PUB”). A 2.9% increase to all customer classes, except Area & Roadway Lighting, was implemented effective April 1, 2009. A further 2.8% increase was implemented, on an interim basis, effective April 1, 2010 for all customer classes except Area & Roadway Lighting. The interim increase is subject to change pending the outcome of Manitoba Hydro’s rate case which is currently under review by the PUB. Electricity consumers in Manitoba continue to enjoy the lowest electricity rate structure in Canada and among the lowest electricity rates in the world.

Centra Gas files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of primary gas price changes. Centra Gas also makes periodic rate applications for changes in non-commodity costs and other gas costs.

In 2009, Centra Gas introduced a fixed rate service for primary natural gas supply which allows customers to fix their natural gas rates for terms of up to five years. The fixed rate service is offered to residential and commercial customers.

Statistical Information

The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,
	2006	2007	2008	2009	2010

Electricity
Installed Generating Capability (in megawatts)	5,478	5,470	5,475	5,490	5,511
Manitoba Firm Peak Demand (in megawatts)	4,054	4,184	4,273	4,477	4,359
Energy Supply (in millions of kilowatt-hours) Generated	37,632	32,143	35,366	34,541	33,974
Purchased (scheduled energy)	1,169	3,142	1,893	2,270	1,455
Wind Purchases	116	362	355	383	333

	38,917	35,647	37,614	37,194	35,762

Electric Energy Sales (in millions of kilowatt-hours) Manitoba	19,935	20,504	21,061	21,210	20,486
Extraprovincial (scheduled energy deliveries)	14,757	11,010	12,129	11,417	11,149

	34,692	31,514	33,190	32,627	31,635

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$983,654	$1,023,615	$1,074,583	$1,126,812	$1,144,891
Extraprovincial	826,766	592,245	624,971	622,646	426,641

	$1,810,420	$1,615,860	$1,699,554	$1,749,458	$1,571,532

Number of Customers	509,791	516,861	521,599	527,472	532,359
Average Revenue per kilowatt-hour
Manitoba	4.93¢	4.99¢	5.10¢	5.31¢	5.59¢
Extraprovincial	5.60¢	5.38¢	5.15¢	5.45¢	3.83¢
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	2.69¢	3.30¢	2.94¢	3.34¢	3.34¢
Natural Gas
Gas Deliveries (in billions of cubic feet) Residential	20.4	21.9	22.8	26.8	23.6
Commercial/Industrial	28.4	29.8	31.5	28.3	25.3
Transportation	21.1	20.9	21.8	21.3	21.8

	69.9	72.6	76.1	76.4	70.7

Number of Customers	257,817	259,569	261,159	263,008	264,301
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$244,937	$245,262	$292,834	$319,733	$253,240
Commercial/Industrial	266,634	256,548	229,676	252,830	193,399
Transportation	3,611	3,901	4,205	5,165	5,246
Other	2,199	2,199	1,967	1,901	1,924

	$517,381	$507,910	$528,684	$579,629	$453,809

For information with respect to the operating financial results, balance sheet, statement of cash flows and comprehensive income of Manitoba Hydro, see “Tables of Supplementary Information — Tables V, VI, VII and VIII.”

Construction Program

The following table summarizes Manitoba Hydro’s capital expenditures for improvements and expansion of its facilities during the four-year period ended March 31, 2010, and the estimated capital expenditures during the five-year period ending March 31, 2015.

CAPITAL EXPENDITURES

	Year Ending March 31, (in thousands of dollars)
					Estimated
	2007	2008	2009	2010	2011	2012	2013-2015

Electricity
Major New Generation & Transmission	$279,142	$472,777	$543,540	$678,986	$616,772	$554,778	$2,930,807
Generation Upgrades	42,437	46,404	56,394	91,196	82,105	82,165	199,856
Transmission & Stations	99,840	55,795	79,050	84,042	115,521	123,821	406,732
Distribution & Other	224,990	259,922	213,561	229,943	229,470	233,190	620,328
Natural Gas
Distribution & Other	33,962	33,526	39,232	33,482	41,132	42,037	117,754

	$680,371	$868,424	$931,777	$1,117,649	$1,085,000	$1,035,991	$4,275,477

Capital expenditures, excluding major new generation and transmission expenditures, are estimated to total $2,294 million for the five-year period ending March 31, 2015. Manitoba Hydro expects internally generated funds to be sufficient to fund these capital expenditures.

In June 2006, the St. Leon Wind Farm, which consists of 63 wind turbines, reached full commercial operation. Manitoba Hydro has signed a 25-year power purchase agreement to purchase the entire output of the 99 megawatt wind farm. In March 2010, Manitoba Hydro and Pattern Energy signed a 27-year power purchase agreement on a 138 megawatt wind farm near St. Joseph. Construction has commenced and upon its scheduled completion in 2011, Manitoba will have two of the 10 largest wind farms in Canada.

Manitoba Hydro’s total hydraulic generating capability is 5,033 megawatts including five generating stations with a total installed generating capability of 3,955 megawatts along the Nelson River. Manitoba Hydro estimates the total potential hydro-electric generating capacity of the overall Nelson River development to be in excess of 7,400 megawatts.

Construction continues on the 200 MW Wuskwatim Generating Station on the Burntwood River located 45 km southwest of Thompson. The project is a partnership involving Manitoba Hydro and Nisichawayasihk Cree Nation and is the first time in Canada that a First Nation and electric utility have entered into a formal partnership arrangement to build a major generating station. The majority of civil works for the Wuskwatim Generating Station are scheduled to be complete and the first generating unit is scheduled to be placed in service in late 2011. The cost of the project, including transmission, is projected to be $1.6 billion.

A new HVdc 500 kV transmission line, Bipole III, will be constructed to improve system reliability and reduce dependency on Manitoba Hydro’s existing HVdc facilities. Bipole III will originate at a new northern converter station site, will travel south and west of Lakes Winnipegosis and Manitoba, and will terminate at a new southern converter site east of Winnipeg. Public consultations are expected to be completed in 2010 and the environmental impact statement is scheduled for submission to regulatory authorities in 2011.

Manitoba Hydro’s resource plan indicates a requirement for new generation in 2022 based on the current projection of load growth. Two major hydroelectric projects, Keeyask and Conawapa Generating Stations, are in the planning stage of development in order to meet the future energy requirements of the province and to take advantage of export market opportunities outside of the province. Keeyask would have a design capacity of 695 MW with a proposed in-service date of 2019 while Conawapa’s proposed in-service date is 2023 with a design capacity of approximately 1,485 MW.

Four First Nations, including Tataskweyak Cree Nation, War Lake First Nation, Fox Lake Cree Nation, and York Factory First Nation (collectively known as the Keeyask Cree Nations) signed the Joint Keeyask Development Agreement (JKDA) with Manitoba Hydro in May 2009. The JKDA outlines the partnership arrangements for First Nations’ participation in the development of the Keeyask Generating Station and provides the Keeyask Cree Nations with an opportunity to acquire up to a 25 per cent equity interest in the partnership.

Preliminary engineering and environmental work on the proposed Conawapa generation project has begun. A formal planning process is underway with the communities in the vicinity of the proposed Conawapa Generating Station. The Conawapa project will be located within the Fox Lake Resource Management Area and Manitoba Hydro and Fox Lake have entered into a Memorandum of Understanding related to the Conawapa project.

Prior to commencement of construction of the proposed Keeyask and Conawapa projects, firm export contracts will be secured and comprehensive consultation and approval processes will be undertaken.

Manitoba Hydro continues to work with parties affected by past generation and transmission activities to resolve all outstanding claims involving loss, damage or dislocation. As of March 31, 2010, Manitoba Hydro has committed nearly $701 million for remedial works, compensation and/ or mitigation initiatives and negotiated settlement agreements with four of the five communities covered by the 1977 Northern Flood Agreement (“NFA”) and reached compensation/ mitigation agreements with numerous communities outside the NFA. To date, approximately $145 million of the funds committed for compensation and mitigation initiatives has been spent at Cross Lake First Nation, the fifth NFA community. Manitoba Hydro and Manitoba continue to work with the Cross Lake First Nation to fulfill the obligations under the NFA.

MANITOBA HYDRO INTEGRATED SYSTEM
EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Winter Capability
		(in megawatts)

Jenpeg	Nelson	135
Kelsey	Nelson	250
Kettle	Nelson	1,220
Long Spruce	Nelson	1,010
Limestone	Nelson	1,340
Pine Falls	Winnipeg	89
Great Falls	Winnipeg	136
McArthur Falls	Winnipeg	55
Seven Sisters	Winnipeg	165
Slave Falls	Winnipeg	67
Pointe Du Bois	Winnipeg	77
Grand Rapids	Saskatchewan	479
Laurie River I and II	Laurie	10

Total Hydraulic Capability		5,033
Brandon & Selkirk Thermal		468

Total Integrated System Capability		5,501

POTENTIAL GENERATING STATIONS (1)
Conawapa	Nelson	1,300
Gillam Island	Nelson	1,000
Keeyask	Nelson	630
Whitemud	Nelson	310
Red Rock	Nelson	250
Wuskwatim (2)	Burntwood	200
Manasan	Burntwood	195
First Rapids	Burntwood	210
Notigi	Burntwood	100

		4,195

Total		9,696

(1) Net capacity addition to the integrated system.

(2) Manitoba Hydro and Nisichawayasihk Cree Nation (NCN) have signed an agreement for the joint development of the Wuskwatim Generating Station. The current planned in-service date for the project is 2011.

Export Power Sales

Manitoba Hydro has a contract with Northern States Power Company (“NSP”), (a subsidiary of Xcel Energy), for the export of 500 megawatts of firm power until 2015. On May 27, 2010, the parties entered into 3 contracts providing for (i) the sale to NSP of 375 megawatts of power in the summer seasons and 325 megawatts of power in the winter seasons for May 2015 through April 2025, (ii) the sale to NSP of 125 megawatts of power for May 2021 to April 2025 conditional on awarding a major general civil contract for the construction of a new generating facility with an installed capacity of at least 1,000 megawatts by May 2021, (iii) a 350 megawatt seasonal diversity agreement where power may be exported from Manitoba in the summer months and returned to Manitoba in the winter months for the period May 2015 through April 2025. In addition, two termination agreements were signed to terminate the existing diversity arrangements (described below) on April 2015. Approval of these contracts is required by the Minnesota Public Utilities Commission, as well as the National Energy Board of Canada.

In December 2007, Manitoba Hydro and Minnesota Power signed a Term Sheet that sets out the significant terms for a surplus energy sale beginning in 2008 and a 250 MW power sale which would commence in about 2020 for a 15 year period. Detailed contract negotiations are underway for the 250 MW power sale. Deliveries of surplus energy to Minnesota Power began in 2008 under short term bridging contracts and a long term surplus energy contract was signed by the parties on April 30, 2010. Approval of the long-term contract is required by the Minnesota Public Utilities Commission, as well as the National Energy Board of Canada.

In March 2008, Manitoba Hydro and Wisconsin Public Service signed a Term Sheet that sets out the significant terms for a 500 MW power sale from 2018 to 2032 (the 2018 date has been subsequently revised to 2019). Detailed contract negotiations are underway. In May 2009, Manitoba Hydro and Wisconsin Public Service signed a 100 MW energy contract. The five year contract, spanning the period from June 2009 to May 2014 is a partial bridging arrangement leading to the long term sale.

Both the Minnesota Power and Wisconsin Public Service Term Sheets will require the construction of major new generation and transmission facilities, including major new transmission interconnection facilities between Canada and the U.S. Transmission impact studies on the proposed interconnection were completed in the spring of 2009, a more detailed transmission facilities study was completed in June 2010 and a second transmission facilities study is expected to be completed in 2011.

Manitoba Hydro has a 150 megawatt Seasonal Diversity Exchange Agreement with Great River Energy that will continue until 2015. In addition, Manitoba Hydro has 150 megawatt and 200 megawatt Seasonal Diversity Exchange Agreements that were originally contracted to continue until 2019 and 2016 respectively. On May 27, 2010 two termination agreements were signed with NSP to terminate the 150 megawatt and the 200 megawatt Seasonal Diversity Exchange Agreements on April 30, 2015. These Seasonal Diversity Exchange Agreements provide that power may be exported from Manitoba in the summer months and returned to Manitoba in the winter months.

Other existing long-term firm export power sales include:

•	30 megawatt sale to Minnesota Municipal Power Agency 2010-2012

•	50 megawatt sale to Minnesota Power 2009-2015

•	30 megawatt sale to Southern Minnesota Municipal Power 2008-2013

Manitoba Hydro makes short-term and long-term power sales on an on-going basis to numerous utilities and markets in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of, and exposures to, export sales customers in order to minimize credit risk.

Manitoba Hydro has a Coordination Agreement with the Midwest ISO which allows Manitoba Hydro to participate in the Midwest ISO. The agreement provides Manitoba Hydro with non-discriminatory transmission access to the membership base of the Midwest ISO. From its headquarters in central Indiana, the Midwest ISO serves as the regional transmission organization for its transmission-owning members, and with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 100,000 megawatts of generation capacity over 94,000 miles of high voltage transmission lines in all or parts of 13 states and the Province of Manitoba. This market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The market offers a broader range of electricity products, thereby providing more sales opportunities to Manitoba Hydro.

CANADIAN FOREIGN EXCHANGE

Canada maintains a floating exchange rate. Average noon spot exchange rates against the U.S. dollar, in which direct and guaranteed borrowings of the Province is denominated, expressed in Canadian dollars, are shown in the table below for the calendar year 2005 through 2009.

	Average Noon Spot Rates
Foreign Currency	2005	2006	2007	2008	2009
	(Canadian dollars per unit of foreign currency)

United States Dollars (1)	$1.2116	$1.1341	$1.0748	$1.0660	$1.1420

(1) The high and low spot rates for the U.S. dollar expressed in Canadian dollars are as follows:

	2005	2006	2007	2008	2009

High	$1.2734	$1.1794	$1.1853	$1.2447	$1.3066
Low	1.1427	1.0948	0.9170	0.9952	0.9755

Source: Bank of Canada.

At March 31, 2010, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.0156

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT MARCH 31, 2010
(with comparative figures for 2009)

	2009	2010
	(millions)

FINANCIAL ASSETS
Cash and cash equivalents	$1,372	$1,386
Temporary investments	734	553
Amounts receivable	1,143	1,263
Inventories for resale	11	10
Portfolio investments	2,788	2,564
Loans and advances	767	786
Equity in Government Business Enterprises	2,127	3,068

TOTAL FINANCIAL ASSETS	8,942	9,630

LIABILITIES
Borrowings	14,891	16,111
Accounts payable, accrued charges,	3,528	3,513
provisions and unearned revenue
Pension liability	1,991	1,800

TOTAL LIABILITIES	20,410	21,424

NET DEBT	$(11,468)	$(11,794)

NON-FINANCIAL ASSETS
Inventories	36	65
Prepaid expenses	38	46
Tangible capital assets	6,518	7,315

	$6,592	$7,426

ACCUMULATED DEFICIT (1)	$(4,876)	$(4,368)

(1) In the March 31, 2010 fiscal year, restatements of the March 31, 2009 accumulated deficit and net income for the year were made in compliance with the Government’s accounting policies or for the correction of errors.

A. Adoption of accounting policy changes by government business enterprises

Effective April 1, 2009 Manitoba Hydro-Electric Board and Manitoba Public Insurance Corporation adopted CICA Handbook Section 3064, Goodwill and Intangible Assets which revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. In addition, during the 2010 fiscal year, Manitoba Hydro-Electric Board adopted a change in accounting policy for dual currency bonds which have principal amounts repayable in Canadian currency and interest payments denominated in U.S. currency. The retroactive adoption of these standards resulted in a decrease in the opening equity in government business enterprises of $62 million (2009 — $18 million) a corresponding increase in opening accumulated deficit and net debt of $62 million (2009 — $18 million). The retroactive application of the adoption of these accounting policies also resulted in a reduction of 2009 net income of $44 million.

B. Presentation of deferred capital grants

An adjustment was made to correct the recognition of deferred grant revenue related to capital grants received by Crown entities from the Province of Manitoba. These grants should have been eliminated upon consolidation in the year issued. This has resulted in a decrease in the opening accumulated deficit and net debt of $58 million (2009 — $55 million) and an increase of 2009 net income of $3 million.

The Government changed their accounting policy related to the recognition of capital grant revenue from non-governmental sources to recognize the grants as revenue in the year received, consistent with the accounting for capital grants from governmental sources. This has resulted in a decrease in the opening accumulated deficit and net debt of $18 million (2009 — $10 million) and an increase of 2009 net income of $8 million.

C. Correction of pension liability

During the year, it was noted that pension assets held in a trust account with the Civil Service Superannuation Fund had inadvertently been recorded as a reduction of the accrued benefit obligation. These assets should have been reported as pension assets and accounted for in accordance with the Province’s other plan assets. Because the presentation on pension assets was only adopted in 2009, the correction has been restated only to that year. This has resulted in a decrease in the opening accumulated deficit and net debt of $12 million (2009 — $0 million) and an increase in the 2009 net income of $12 million.

D. Other

The Government identified and corrected errors relating to the recognition of fair market value changes in derivatives held by a Crown organization that were previously reported in the summary financial statements. This has resulted in a decrease in the opening accumulated deficit and net debt of $5 million (2009 — $2 million) and an increase of 2009 net income of $3 million.

During the year, two entities, previously considered controlled by the Government were reassessed as not controlled and removed from the GRE. This change resulted in a $3 million increase (2009 — $2 million) to the opening accumulated deficit and an increase net debt of $1 million (2009 — $0 million) and a decrease of 2009 net income of $1 million.

The net effect of these adjustments is a $2 million decrease in the opening accumulated deficit (2009 — $0 million increase), a decrease of opening net debt of $4 million (2009 — $2 million) and a $2 million reduction of 2009 net income.

As a result of the above noted changes, the opening net debt has decreased by $30 million (2009 — $49 million) from the previously reported balances of $11,498 million (2009 — $10,599 million).

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF REVENUE AND EXPENSE (1)
FOR THE YEAR ENDED MARCH 31, 2010
(with comparative figures for 2009)

	2009	2010
	(millions)

REVENUE
Income taxes:
Corporate income tax	$386	$257
Individual income tax	2,455	2,402
Other taxes
Retail sales tax	1,569	1,570
Fuel taxes	253	255
Levy for health and education	261	264
Mining tax	46	10
Education property tax	657	668
Other taxes	490	514
Fees and other revenue	1,720	1,791
Federal transfers:
Equalization	2,063	2,063
Canada Health and Canada Social Transfers	1,263	1,302
Shared cost and other	540	559
Net income from government business enterprises	764	772
Sinking funds and other investment earnings	296	220

TOTAL REVENUE	12,763	12,647

EXPENSES
Health and Healthy Living	4,588	4,830
Education	3,091	3,227
Family Services and Housing	1,192	1,295
Community, Economic and Resource Development	1,729	1,814
Justice and Other Expenditures	882	926
Debt Servicing	830	756

TOTAL EXPENSES	12,312	12,848

SUMMARY NET INCOME	$451	$(201)

(1) Earlier years are restated to conform with the 2010 presentation.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOW (1)
AS AT MARCH 31, 2010
(with comparative figures for 2009)

	2009	2010
	(millions)

Cash and cash equivalents provided by (used in)
Operating activities
Net income for the year	$451	$(201)
Changes in non-cash items:
Temporary investments	(30)	181
Amounts receivable	57	(130)
Valuation allowance	(22)	12
Inventories	(1)	(28)
Prepaids	(2)	(8)
Accounts payable, accrued charges, provisions and deferrals	243	(15)
Pension liability	(225)	(191)
Amortization of foreign currency fluctuation	6	5
Amortization of debt discount	(7)	(8)
Amortization of investment discounts and premiums	(22)	(4)
Loss (gain) on disposal of tangible capital assets	17	26
Amortization of tangible capital assets	375	404

	840	43
Adoption of Accounting policy on Financial Instruments	—	—
Other Comprehensive Income	(781)	709
Changes in equity in government business enterprises	552	(941)

Cash provided by operating activities	611	(189)

Capital Activities
Acquisition of tangible capital assets	(978)	(1,227)

Cash used in capital activities	(978)	(1,227)

Investing activities
Investments purchased	(1,723)	(2,049)
Investments sold or matured	1,452	1,772

Cash provided by investing activities	(271)	(277)

Financing activities
Debt issued	4,031	4,684
Debt redeemed	(3,847)	(2,977)

Cash provided by financing activities	184	1,707

Increase in cash and cash equivalents	(454)	14
Cash and cash equivalents, beginning of year	1,826	1,372

Cash and cash equivalents, end of year	$1,372	$1,386

(1) Earlier years are restated to conform with the 2010 presentation.

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)

CONSOLIDATED OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2010 *
(with comparative figures for 2009)

				Total	Total
	Utilities	Insurance	Finance	2010	2009
	(In millions of dollars)

Changes in Equity
Results of Operations
Revenues from operations From operations	2,053	1,272	1,383	4,708	4,932

Expenses:
From operations	1,480	1,203	832	3,515	3,718
Debt servicing	410	—	11	421	450

Total Expenses	1,890	1,203	843	3,936	4,168

Net Income	163	69	540	772	764
Transfers to the government	—	—	(540)	(540)	(534)

	163	69	—	232	230
Other comprehensive income	454	255	—	709	(781)

Adjustments to Opening Equity	617	324	—	941	(551)
Adoption of Financial Instruments accounting standards	—	—	—	—	—

Net increase in equity in Government Business Enterprises	617	324	—	941	(551)

* For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year end.

(1) Government Business Enterprises consist of the following as at March 31, 2010:

Utilities:
     Manitoba Hydro-Electric Board
Insurance:
     Manitoba Public Insurance Corporation
     Workers Compensation Board
Finance:
     Manitoba Liquor Control Commission
     Manitoba Lotteries Corporation

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE

AS AT MARCH 31, 2010

			Interest
Series	Date of Maturity	Year of Issue	Rate (%)	Amount Outstanding	Ref
				($ thousands)

Debenture Loans
(A) Payable in Canadian Dollars:
EO	25-Jan-11	2001	5.85	575,000	(1)
CM	15-May-11	1991	10	299,827	(1)
FB	22-Sep-11	2004	4.625	150,000	(1)
ER	3-Dec-12	2002	5.25	550,000	(1)
EW	17-Apr-13	2003	5.5	125,000	(1)
FG	3-Jun-13	2006	4.25	300,000	(1)
DE	22-Jul-13	1993	8.5	300,000	(1)(3)
EZ	3-Dec-13	2003	5.05	500,000	(1)(3)
FM	1-Sep-14	2009	3.05	250,000	(1)
FC	3-Dec-14	2004	4.8	600,000	(1)
EY	3-Dec-15	2003	5.2	450,000	(1)
FF	1-Mar-16	2005	4.3	500,000	(1)
FJ	22-Sep-17	2007	4.7	250,000	(1)
PC	5-Mar-18	2007	4.25	250,000	(1)
FP	3-Jun-20	2010	4.15	550,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)(3)
CL	5-Mar-31	1991	10.5	599,945	(1)
FA	5-Mar-37	2004	5.7	700,000	(1)
PB	5-Mar-38	2007	4.6	950,000	(1)
FK	5-Mar-40	2008	4.65	550,000	(1)
FN	5-Mar-50	2009	4.7	200,000	(1)

Total Debenture Loans				8,949,772

Medium-Term Notes
C093-MTN	15-May-10	2007	Floating	200,000	(1)
C102-MTN	15-Jul-10	2009	Floating	100,000	(1)
C022-MTN	15-Jul-10	1998	5.5	40,000	(1)
C108-MTN	1-Sep-10	2009	Floating	100,000	(1)
C099-MTN	1-Dec-10	2009	Floating	115,000	(1)
C056-MTN	31-Mar-11	2003	5.29	3,406	(1)
C097-MTN	2-Jun-11	2008	Floating	300,000	(1)
C100-MTN	1-Nov-11	2008	Floating Step	185,000	(1)
C096-MTN	27-Feb-12	2008	Floating	125,000	(1)
C095-MTN	2-May-12	2008	Floating	425,000	(1)
C105-MTN	2-Jun-12	2009	Floating	250,000	(1)
C098-MTN	30-Jul-12	2008	Floating Step	125,000	(1)
C107-MTN	4-Sep-12	2009	Floating	300,000	(1)
C112-MTN	15-Mar-13	2010	Floating	200,000	(1)
C081-MTN	27-Sep-13	2005	Discount	100,000	(1)
C083-MTN/RRB	1-Dec-13	2006	1.753	24,562	(1)
C111-MTN	17-Apr-14	2010	Floating	145,000	(1)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate (%)	Amount Outstanding	Ref
				($ thousands)

C011-MTN	22-Sep-17	1997	6.5	280,454	(1)
C012-MTN	22-Sep-17	1997	6.5	100,000	(1)
C023-MTN	15-Nov-18	1998	5.5	250,000	(1)
C084-MTN/RRB	1-Dec-18	2006	1.738	90,773	(1)
C077-MTN	11-Feb-20	2005	STEP	475,000	(5)
C074-MTN	3-Dec-29	2004	STEP	100,000	(6)
C049-MTN	26-Jul-32	2002	4.31	50,000	(1)
C052-MTN	29-Oct-32	2002	5.975	30,000	(1)
C076-MTN	19-Jan-35	2005	STEP	75,000	(5)
C086-MTN	30-Jun-36	2006	STEP	50,000	(6)
C087-MTN/RRB	1-Dec-36	2006	2	104,210	(1)
C091-MTN	16-Jul-39	2007	STEP	100,000	(10)
C031-MTN	5-Mar-40	2001	6.2	276,000	(1)
C040-MTN	5-Mar-42	2002	6	350,000	(1)
C068-MTN	5-Mar-44	2004	5.8	120,000	(1)
C092-MTN	5-Mar-44	2007	5	100,000	(1)
C110 MTN	5-Mar-60	2009	5.2	125,000	(1)
C109 MTN	5-Mar-63	2009	4.625	75,000	(1)

				5,489,405

L004-MTN	22-Sep-17	2000	6.5	25,000	(1)
L003-MTN	15-Nov-18	2000	5.5	75,000	(1)

				100,000

H052	30-Apr-13	2009	Floating	84,000	(1)
H050	31-Oct-13	2009	Floating	270,000	(1)
H051	31-Oct-13	2009	Floating	150,000	(1)
H046-MTN	16-Jun-14	2009	STEP	12,000	(5)
H049-MTN	2-Sep-16	2009	STEP	13,000	(5)
H033-MTN	15-Nov-18	2007	5.5	80,000	(1)
H048-MTN	17-Jul-19	2009	4.05	12,000	(4)
H047-MTN	2-Jul-25	2009	5.15	35,000	(4)
H027-MTN	31-Oct-35	2005	STEP	11,000	(4)

				667,000

D026-MTN	14-Apr-10	2000	Floating	15,000	(1)
D156-MTN	2-Jun-11	2008	Floating	50,000	(1)
D155-MTN	15-Sep-12	2008	Floating	100,000	(5)
D151-MTN/RRB	1-Dec-13	2006	1.753	44,853	(1)
D161-MTN	15-Jul-16	2009	STEP	10,000	(5)
D136-MTN	1-Oct-17	2005	STEP	15,000	(5)
D147-MTN	15-Nov-18	2005	5.5	50,000	(1)
D152-MTN	15-Nov-18	2007	5.5	45,000	(1)
D150-MTN/RRB	1-Dec-18	2006	1.738	90,773	(1)
D163-MTN	1-Jan-20	2009	STEP	19,000	(5)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate (%)	Amount Outstanding	Ref
				($ thousands)

D096-MTN	1-Dec-20	2004	5.43	40,000	(4)
D162-MTN	1-Oct-21	2009	STEP	20,000	(5)
D133-MTN	15-Jul-25	2005	5.125	10,000	(5)
D134-MTN	1-Oct-30	2005	5.1	16,000	(4)
D135-MTN	1-Oct-30	2005	5.16	15,000	(4)
D141-MTN	1-Oct-30	2005	5.23	10,000	(5)
D025-MTN	5-Mar-31	2000	6.3	310,000	(1)
D129-MTN	5-Mar-31	2005	STEP	100,000	(5)

				960,626

Total Medium Term Notes				7,217,031

Canadian Issues Swapped to USD:
CAD $
DE	22-Jul-13	1993	N/A	300,000
EZ	3-Dec-13	2003	N/A	390,500
DT	23-Dec-25	1995	N/A	130,000

				(820,500)

Foreign Issues Swapped to Canadian Dollars:
FD	12-Apr-10	2005	N/A	179,000
PA	15-Feb-12	2007	N/A	708,000
FO	22-Apr-13	2010	N/A	207,850
C106	30-Apr-14	2009	N/A	95,600
FL	5-May-14	2009	N/A	330,000
EZ	3-Dec-13	2004	N/A	208,320
FI	17-Sep-14	2007	N/A	255,000
FE	1-Sep-15	2005	N/A	255,000
AZ	17-Jul-16	1986	N/A	200,630
C037	1-Nov-16	2001	N/A	13,110
C036	21-Nov-16	2001	N/A	39,340
BM	15-Jan-18	1988	N/A	254,960
BU	1-Dec-18	1988	N/A	136,375
CB	15-Jan-20	1990	N/A	369,400
CD	1-Apr-20	1990	N/A	412,815
C113	29-Mar-30	2010	N/A	102,923

				3,768,323

Total Canadian Dollars				19,114,626

(B) Payable in Canadian Dollars:
FD	12-Apr-10	2005	4.45	355,460	(1)(2)
PA	15-Feb-12	2007	5	708,000	(1)(2)
FO	22-Apr-13	2010	2.125	614,090	(1)(2)
AZ	17-Jul-16	1986	7.75	151,720	(1)(2)
FH	6-Dec-16	2006	4.9	507,800	(1)(2)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate (%)	Amount Outstanding	Ref
				($ thousands)

BM	15-Jan-18	1988	9.125	203,120	(1)(2)
EE	15-Sep-18	1988	9.5	203,120	(1)
BU	1-Dec-18	1988	9.625	304,680	(1)(2)
CB	15-Jan-20	1990	8.8	253,900	(1)(2)
CD	1-Apr-20	1990	9.25	304,680	(1)(2)
CO	15-Sep-21	1991	8.875	304,680	(1)

				3,911,250

Medium-Term Notes (Payable in U.S. Dollars)
C094	22-Feb-11	2008	Floating	203,120	(5)(2)

				203,120

Foreign Issues swapped to Canadian Dollars:
FD	12-Apr-10	2005	N/A	149,242
PA	15-Feb-12	2007	N/A	708,000
FO	17-Apr-13	2010	N/A	207,850
AZ	17-Jul-16	1986	N/A	151,720
BM	15-Jan-18	1988	N/A	203,120
BU	1-Dec-18	1988	N/A	101,560
CB	15-Jan-20	1990	N/A	253,900
CD	1-Apr-20	1990	N/A	304,680

				(2,080,072)

Foreign Issues swapped to U.S. Dollars:
C032	12-Oct-10	2000	N/A	47,682
DE	22-Jul-13	1993	N/A	191,326
EZ	3-Dec-13	2003	N/A	152,340
DT	23-Dec-25	1995	N/A	130,000

				521,348

Total US Dollars				2,555,646

(C) Payable in Swiss Francs:
FI	17-Sep-14	2007	2.625	260,442	(1)(3)
FL	5-May-14	2009	2.26	289,380	(1)(3)

				549,822

Swapped to Canadian Dollars:
FI	17-Sep-14	2007	2.632	260,442
FL	5-May-14	2009	2.26	289,380	(1)(3)

				(549,822)

Total Swiss Francs				0

(D) Payable in Japanese Yen:
C032	12-Oct-10	2000	1.895	54,350	(1)(3)
C036	21-Nov-16	2001	2.00	32,610	(1)(2)
C037	21-Nov-16	2001	2.03	10,870	(1)(2)

				97,830

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate (%)	Amount Outstanding	Ref
				($ thousands)

Japanese Yen Issues swapped to Canadian Dollars:
C036	21-Nov-16	2001	2.00	32,610
C037	21-Nov-16	2001	2.03	10,870

				(43,480)

Japanese Yen Issues swapped to U.S. Dollars:
C032	12-Oct-10	2000	1.9	54,350

				(54,350)

Total Japanese Yen				0

(E) Payable in New Zealand Dollars:
FE	1-Sep-15	2005	6.38	216,240	(1)(2)

				216,240

Swapped to Canadian Dollars:
FE	1-Sep-15	2005	Floating	216,240

				(216,240)

Total New Zealand Dollars				0

(F) Payable in Hong Kong Dollars:
C106	1-Sep-15	2009	3.00	78,477	(1)(2)

				78,477

Swapped to Canadian Dollars:
C106	1-Sep-15	2009	Floating	78,477

				(78,477)

Total Hong Kong Dollars				0

(G) Payable in European Euro:
C113	29-Mar-30	2010	4.00	103,028	(1)(2)

				103,028

Swapped to Canadian Dollars:
C113	29-Mar-30	2010	4.00	103,028

				(103,028)

Total European Euro				0

Builder Bonds (Payable in Canadian Dollars)
BB # 9	15-Jun-10	2005	Floating	4,542	(6)
	15-Jun-10	2005	Fixed	16,281	(1)
	15-Jun-10	2005	Fixed	7,782	(1)
BB # 10	15-Jun-13	2008	Floating	3,634	(6)
	15-Jun-11	2008	Fixed	21,327	(1)
	15-Jun-13	2008	Fixed	2,306	(1)
	15-Jun-13	2008	Fixed	1,084	(1)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate (%)	Amount Outstanding	Ref
				($ thousands)

BB # 11	15-Jun-14	2009	Floating	84,392	(6)
	15-Jun-12	2009	Fixed	8,964	(1)
	15-Jun-14	2009	Fixed	2,138	(1)
	15-Jun-14	2009	Fixed	2,667	(1)

				155,117

Total Bonds and Debentures				21,825,389

Canada Pension Plan (Payable in Canadian Dollars)
	2010-2019	Various	5.67 - 11.33	295,866	(9)
CPPIB-001-MTN	7-Aug-37	2007	5.04	81,158	(1)
CPPIB-002-MTN	1-Dec-38	2009	4.67	102,577	(1)

				479,601

Government Business Enterprises
				0

Health Care Facilities
				283,561

Government of Canada
				64,612

Province of Manitoba Prom Notes
	2010	Various	0.21 - 0.28	200,000

Immigrant Investor Program (IIP)
	2010-2015	Various	1.597 - 4.60	235,110

Treasury Bills Payable in Canadian Dollars
	2010	Various		1,300,000

TOTAL BORROWINGS				24,388,273

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2010
(In thousands)

			Interest
Series	Date of Maturity	Year of Issue	Rate	Outstanding Amount	Ref.
				(In thousands of dollars)

BORROWINGS OF SELF-SUPPORTING UTILITIES:

The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
1	15-Jun-92	1989	Matured	75
2	15-Jun-93	1990	Matured	25
3	15-Jun-96	1991	Matured	111
4	15-Jun-97	1992	Matured	401
5	15-Jun-01	1996	Matured	647	(6)
6	15-Jun-02	1997	Matured	113	(6)
	15-Jun-00	1997	Matured	182
	15-Jun-02	1997	Matured	159
Series 9
5 yr floating	15-Jun-11	2006	Floating	10,705	(6)
5 yr fixed annual	15-Jun-11	2006	4.35	7,547	(1)
5 yr fixed compound	15-Jun-11	2006	4.35	7,329	(1)
Series 10
3 yr fixed annual	15-Jun-10	2007	4.6	84,566	(1)
5 yr floating	15-Jun-12	2007	Floating	6,846	(6)
5 yr fixed annual	15-Jun-12	2007	4.65	8,925	(1)
5 yr fixed compound	15-Jun-12	2007	4.65	6,420	(1)
				134,051

Manitoba Hydro Promissory Notes				0
City of Winnipeg Hydro Bonds				117,000	(1)

Total Self-Supporting Guaranteed Debt				251,051

Grow Bonds				3,650	(8)

Total Securities Guaranteed				254,701

References:

1.	Non-callable/redeemable.

2.	All or part swapped into Canadian dollars.

3.	All or part swapped to U.S. dollars.

4.	Callable as per terms.

5.	Extendable as per terms

6.	Redeemable at holder’s option, prior to maturity.

7.	91-day Treasury Bills issued by tender in the amount of $100,000,000 weekly.

8.	The Province has only guaranteed the principal portion of the issue.

9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.

10.	Puttable at the holder’s option.

V. MANITOBA HYDRO

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended March 31,
	2006	2007	2008	2009	2010
	(In thousands of dollars)

Revenues
Electric
Manitoba	$983,653	$1,023,613	$1,074,581	$1,126,812	$1,144,891
Extraprovincial	826,766	592,244	624,971	622,646	426,641
Other revenue	17,594	16,108	22,940	34,926	27,896
Natural gas	517,381	507,909	527,527	579,629	453,809

	2,345,394	2,139,874	2,250,019	2,364,013	2,053,237

Expenses
Operating and administrative	375,092	385,585	390,784	441,670	455,664
Depreciation	321,807	331,047	349,258	367,542	384,356
Water rentals	131,020	112,497	123,767	123,000	121,033
Fuel and power purchased	124,842	226,212	134,027	176,383	103,974
Capital and other taxes	76,745	77,369	80,445	87,533	99,491
Cost of gas sold	397,396	378,466	385,995	430,561	315,641

	1,426,902	1,511,176	1,464,276	1,626,689	1,480,159

Net Income before Finance Expense	918,492	628,698	785,743	737,324	573,078

Finance Expense
Interest on debt	581,266	587,814	533,717	565,872	512,461
Amortization of debt discount and expense	(6,017)	(6,172)	(9,802)	(11,751)	(10,625)
Interest applied to construction	(38,241)	(43,068)	(50,896)	(56,037)	(67,655)
Investment income	(33,475)	(32,200)	(33,029)	(27,383)	(24,096)

	503,533	506,374	439,990	470,701	410,085

Net Income	$414,959	$122,324	$345,753	$266,624	$162,993

VI. MANITOBA HYDRO

CONSOLIDATED BALANCE SHEET

	As at March 31,
	2009	2010
	(In thousands of dollars)

ASSETS
Capital Assets
In service	$12,299,506	$12,687,790
Less accumulated depreciation	4,355,537	4,612,293

	7,943,969	8,075,497
Construction in progress	1,438,145	2,052,641

	9,382,114	10,128,138

Current Assets
Bank balances and temporary investments	159,172	174,231
Accounts receivable and accrued revenue	434,444	365,385
Interest receivable	5,862	6,015
Materials and supplies, at average cost	81,584	97,716

	681,062	643,347

Other Assets
Other deferred expenses and receivables	817,712	844,134
Sinking fund investments	665,873	821,578

	1,483,585	1,665,712

	$11,546,761	$12,437,196

LIABILITIES AND RETAINED EARNINGS

Long-term debt net of sinking fund	$7,011,301	$7,379,900
Deferred debt costs	(9,423)	26,009
Sinking fund shown as an asset	665,873	821,578

	7,667,751	8,227,487

Current Liabilities
Accounts payable and accrued liabilities	330,369	325,358
Notes payable	99,989	0
Accrued Interest	99,388	91,365
Current portion of long-term debt	518,721	310,377

	1,048,467	727,100

Other Liabilities
Deferred liabilities and credits	408,985	448,484
Asset purchase obligation	218,488	214,765

	627,473	663,249

Contributions in aid of construction	295,683	294,629

Retained earnings	2,076,338	2,239,332

Accumulated other comprehensive income (loss)	(168,951)	285,399

	$11,546,761	$12,437,196

VII. MANITOBA HYDRO

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31,

	2009	2010
	(In thousands of dollars)

Cash Provided From (Used For) Operations
Cash receipts from customers	$2,422,016	$2,076,677
Cash paid to suppliers and employees	(1,244,908)	(1,084,019)
Interest paid	(524,248)	(477,227)
Interest received	35,156	37,236

	688,016	552,667

Cash Provided From (Used For) Financing
Proceeds from long-term debt	423,254	1,424,095
Proceeds from issues of units of Wuskwatim Power Limited Partnership	14,987	23,129
Retirement of long-term debt	(366,418)	(451,937)
Premium (Discount) on long-term debt	20,899	(14,500)
Sinking fund withdrawal	261,259	263,184
Mitigation liability	(13,585)	2,308
Notes payable	99,970	(99,970)
Advances to Taskinigahp Power Corporation	(8,800)	(23,128)
Other	(7,295)	30,410

	424,271	1,153,591

Cash Used For Investment
Additions to capital assets net of contributions	(914,918)	(1,067,122)
Sinking fund payment	(124,488)	(536,872)
Net Obligation to the City of Winnipeg	(3,224)	(3,465)
Other	(43,373)	(83,740)

	(1,086,003)	(1,691,199)

Increase in Cash	26,284	15,059
Cash at Beginning of Year	132,887	159,172

Cash at End of Year	$159,171	$174,231

VIII. MANITOBA HYDRO

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED MARCH 31,

	2009	2010
	(In thousands of dollars)

Net Income	$266,624	$162,994
Other Comprehensive Income
Unrealized foreign exchange gains on debt in cash flow hedges	(438,752)	447,660
Realized foreign exchange gains on debt in cash flow hedges recognized in net income in the current year	(11,359)	6,596
Unrealized fair value gains on available-for-sale U.S. sinking fund investments	(23,441)	94

	(473,552)	454,350

Comprehensive Income	$(206,928)	$617,344

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED MARCH 31,

	2009	2010
	(In thousands of dollars)

Balance, beginning of the year	$304,600	$(168,952)
Other Comprehensive Income	(473,552)	454,350

Balance, end of year	$(168,952)	$285,398